Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the six month periods ended June 30, 2014 and 2013. Unless otherwise specified herein, references to the “Company”, “we”, “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 21, 2014. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are an international company providing worldwide transportation of dry bulk commodities through our vessel-owning subsidiaries for a broad range of customers of major bulk cargoes including coal, iron ore, and grains, and minor bulk cargoes including, bauxite, phosphate, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and on December 3, 2007, we commenced operations when we took delivery of our first vessel.

In July 2014, we completed a transaction in which we acquired Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC, (“Oceanbulk Carriers”, and, together with Oceanbulk Shipping, “Oceanbulk”) from Oaktree Dry Bulk Holdings LLC (including affiliated funds, “Oaktree”) and Millennia Holdings LLC (“Millennia Holdings”, and together with Oaktree, the “Sellers”) through the merger of our wholly-owned subsidiaries into Oceanbulk’s holding companies (the “Merger”). Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding fuel-efficient Eco-type dry bulk vessels (one of which, Peloreus was delivered on July 22, 2014) at shipyards in Japan and China. Millennia Holdings is an entity that is affiliated with the family of Mr. Petros Pappas, who became our Chief Executive Officer in connection with the Merger.

The agreement governing the Merger also provided for the acquisition by us (the “Heron Transaction”) of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta. We issued 2,115,706 of our common shares into escrow as consideration for the Heron Vessels. The common shares will be released from escrow to the Sellers at the time Heron distributes its vessels to its equity holders, whereupon the two Heron Vessels will be transferred to us, and we expect to pay $25.0 million in cash (for which we may seek financing).

In addition, concurrently with the Merger, we completed a transaction (the “Pappas Transaction”), in which we acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Pappas (the “Pappas Shareholders”). The Pappas Companies owned and operated a dry bulk carrier vessel (Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 tbn Indomitable).

We refer to the Merger, the Heron Transaction and the Pappas Transaction, together, as the “July 2014 Transactions”.

In August 2014, we entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”), pursuant to which we will acquire 34 dry bulk carrier vessels, consisting of six Capesize vessels, 14 sistership Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (collectively, the “Excel Vessels”) for an aggregate of 29,917,312 common shares (the “Excel Vessel Share Consideration”) and $288.4 million in cash. The Excel Vessels will be transferred to us in a series of closings, on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes are discharged. In the case of three Excel Vessels (Christine (tbn Star Martha), Sandra (tbn Star Pauline) and Lowlands Beilun (tbn Star Despoina)) which are being transferred subject to existing charters, we will receive the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although no liabilities of such vessel-owning subsidiaries will be transferred). We expect to complete all of the Excel Vessel closings by the end of 2014. As of September 5, 2014, five of the Excel Vessels had already been transferred to us.

Entities affiliated with Oaktree (the “Oaktree Excel Investors”) and entities affiliated with Angelo, Gordon & Co. (the “Angelo, Gordon Excel Investors”) are holders of 48.1% and 24.3%, respectively, of the outstanding equity of Excel. The Excel Transactions were approved by the disinterested members of our board of directors, based upon the recommendation of a transaction committee of disinterested directors, which considered the Excel Transactions on our behalf in coordination with our management team. The total consideration was determined based on the average of three vessel appraisals by independent vessel appraisers.

At the transfer of each Excel Vessel, we will pay the cash and share consideration for such Excel Vessel to Excel. We expect to use cash on hand, together with borrowings under a new $231.0 million secured bridge loan facility (the “Excel Vessel Bridge Facility”) extended to us by entities affiliated with Oaktree and entities affiliated with Angelo, Gordon & Co. to fund the cash consideration for the Excel Vessels. Excel will use the cash consideration to cause an amount of outstanding indebtedness under its senior secured credit agreement to be repaid, such that all liens and obligations with respect to the transferred Excel Vessels (or vessel-owning subsidiary) are released upon the transfer to us. We have been informed that Excel expects to distribute the Excel Vessel Share Consideration to its equity holders, including the Oaktree Excel Investors and the Angelo, Gordon Excel Investors.

We refer to the foregoing transactions relating to the acquisition of the Excel Vessels as the “Excel Transactions”, and we refer to the Excel Transactions and the July 2014 Transactions as the “Transactions”. For more information regarding the terms of the Excel Transactions, see Exhibit 99.4 to this Report on Form 6-K.

A total of 54,104,200 of our common shares were issued to the various selling parties in the July 2014 Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 shares were issued to the owners of the Pappas Companies and Millennia Holdings. After the July 2014 Transactions, Oaktree was the beneficial owner of approximately 61.3% of our outstanding common shares, and the Pappas Shareholders, were the beneficial owners of approximately 12.6% of our outstanding common shares.

Giving effect to the completion of the Excel Transactions (which we expect to occur by the end of 2014), and assuming the full distribution of the Excel Vessel Share Consideration to Excel’s equity holders, Oaktree will beneficially own 57.3% of our outstanding common shares, and the Angelo Gordon Investors will beneficially own 7.8% of our outstanding common shares. As a result of the issuance of the Excel Vessel Share Consideration, the Pappas Shareholders will beneficially own 9.3% of our outstanding common shares.

Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of our outstanding common shares (subject to adjustment under certain circumstances), and the Pappas Shareholders are subject to a similar limitation under the Pappas Shareholders Agreement of 15% (subject to adjustment under certain circumstances). For more information regarding these voting limitations, see Exhibit 99.3 to this Report on Form 6-K.

Our Fleet

As of August 20, 2014, our operating fleet, after the completion of the July 2014 Transactions, consisted of 33 vessels, including the two Heron Vessels. Our operating fleet includes two Eco-type vessels, which we define as vessels that are designed to be more fuel-efficient than standard vessels of similar size and age, and has an aggregate carrying capacity of approximately 3.5 million dwt. Pursuant to the Excel Transactions, we agreed to acquire an additional 34 dry bulk carrier vessels, of which five (Star Kamila (ex Iron Bradyn), Star Nasia (ex Iron Anne), Star Natalie (ex Angela Star), Star Aline (ex Iron Knight) and Star Tatianna (ex Fortezza)) had been transferred to us as of September 5, 2014. In addition, we have contracts for the construction of 36 Eco-type vessels. By the end of the second quarter of 2016, we expect our 103-vessel fleet to have an average age of 7.8 years and an aggregate carrying capacity of 11.85 million dwt.

Our fleet carries a variety of dry bulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.

After the completion of the July 2014 Transactions on July 11, 2014, all of the vessels owned by Oceanbulk, which were previously under our commercial and technical management, became our owned vessels. As of August 20, 2014, we provide commercial and technical management services to one Supramax third party vessel.

The following tables present summary information relating to our existing fleet, our newbuilding vessels and the third party vessels under our management as of August 20, 2014, including the vessels we acquired or are acquiring in the Transactions:

Existing Fleet
	Vessel Name	Dry bulk Vessel Type	Capacity (dwt.)	Year Built	Charter Type/ Month of Contract Expiry
1	Peloreus	Capesize	182,000	2014	—
2	Obelix	Capesize	181,433	2011	Voyage charter/ August 2014
3	Pantagruel	Capesize	180,181	2004	—
4	Star Borealis	Capesize	179,678	2011	Voyage charter/ October 2014
5	Star Polaris	Capesize	179,600	2011	Voyage charter/ October 2014
6	Big Fish	Capesize	177,662	2004	Dry dock
7	Kymopolia	Capesize	176,990	2006	Voyage charter/ October 2014
8	Big Bang	Capesize	174,109	2007	Time charter/ September 2014
9	Star Aurora	Capesize	171,199	2000	Time charter/ August 2014
10	Star Mega	Capesize	170,631	1994	—
11	Star Big	Capesize	168,404	1996	Time charter/ November 2015
12	Amami (1)	Post Panamax	98,681	2011	Time charter/ February 2016
13	Madredeus (1)	Post Panamax	98,681	2011	Time charter/ April 2016
14	Star Sirius (1)	Post Panamax	98,681	2011	Time charter/ June 2016
15	Star Vega (1)	Post Panamax	98,681	2011	Time charter/ August 2016
16	Pendulum	Kamsarmax	82,619	2006	—
17	Mercurial Virgo	Kamsarmax	81,545	2013	Time charter/ September 2014
18	Magnum Opus	Kamsarmax	81,022	2014	Voyage charter / October 2014
19	Tsu Ebisu	Kamsarmax	81,001	2014	Time charter/ October 2014
20	Star Challenger	Ultramax	61,462	2012	Time charter/ September 2014
21	Star Fighter	Ultramax	61,455	2013	Time charter/ August 2014
22	Maiden Voyage	Supramax	58,722	2012	Time charter/ September 2014
23	Strange Attractor	Supramax	55,742	2006	Time charter/ September 2014
24	Star Omicron	Supramax	53,489	2005	Time charter/ August 2014
25	Star Gamma	Supramax	53,098	2002	Time charter/ September 2014
26	Star Zeta	Supramax	52,994	2003	Time charter/ October 2014
27	Star Delta	Supramax	52,434	2000	Time charter/ September 2014
28	Star Theta	Supramax	52,425	2003	Time charter/ October 2014
29	Star Epsilon	Supramax	52,402	2001	Time charter/ August 2014
30	Star Cosmo	Supramax	52,247	2005	—
31	Star Kappa	Supramax	52,055	2001	Time charter/ August 2014
32	ABYO Angelina	Kamsarmax	82,987	2006	—
33	ABYO Gwyneth	Kamsarmax	82,790	2006	Time charter/ September 2014

	Total existing dwt:		3,487,100 dwt

(1)	These vessels were acquired subject to long-term charters to Glocal Japan Inc. that expire between February 2016 and August 2016, at a gross charterhire rate of $15,000 per day.
(2)	These vessels will be delivered to us by December 31, 2014.

Excel Vessels
	Vessel Name	Dry bulk Vessel Type	Capacity (dwt.)	Year Built	Shipyard
1	Christine (tbn Star Martha) (1)	Capesize	180,300	2010	Koyo Dock Japan
2	Sandra (tbn Star Pauline) (1)	Capesize	180,300	2008	Koyo Dock Japan
3	Iron Miner (tbn Star Angie)	Capesize	177,900	2007	SWS China
4	Lowlands Beilun (tbn Star Despoina) (1)	Capesize	170,200	1999	Halla Korea
5	Iron Beauty (tbn Star Monisha)	Capesize	164,900	2001	CSBC China
6	Kirmar (tbn Star Eleonora)	Capesize	164,200	2001	CSBC China
7	Star Kamila (ex Iron Bradyn) (2)	Kamsarmax	82,500	2005	Tsuneishi Japan
8	Iron Manolis (tbn Star Sophia)	Kamsarmax	82,500	2007	Tsuneishi Japan
9	Pascha (tbn Star Danai)	Kamsarmax	82,500	2006	Tsuneishi Japan
10	Coal Gypsy (tbn Star Renee)	Kamsarmax	82,500	2006	Tsuneishi Japan
11	Coal Hunter (tbn Star Georgia)	Kamsarmax	82,500	2006	Tsuneishi Japan
12	Star Nasia (ex Iron Anne) (2)	Kamsarmax	82,500	2006	Tsuneishi Japan
13	Iron Brooke (tbn Star Markella)	Kamsarmax	82,500	2007	Tsuneishi Japan
14	Iron Fuzeyya (tbn Star Laura)	Kamsarmax	82,500	2006	Tsuneishi Japan
15	Iron Vassilis (tbn Star Moira)	Kamsarmax	82,500	2006	Tsuneishi Japan
16	Ore Hansa (tbn Star Jennifer)	Kamsarmax	82,500	2006	Tsuneishi Japan
17	Santa Barbara (tbn Star Mariella)	Kamsarmax	82,500	2006	Tsuneishi Japan
18	Iron Bill (tbn Star Helena)	Kamsarmax	82,500	2006	Tsuneishi Japan
19	Iron Kalypso (tbn Star Nina)	Kamsarmax	82,500	2006	Tsuneishi Japan
20	Iron Lindrew (tbn Star Maria)	Kamsarmax	82,500	2007	Tsuneishi Japan
21	Grain Express (tbn Star Iris)	Panamax	76,500	2004	Tsuneishi Japan
22	Grain Harvester (tbn Star Emily)	Panamax	76,500	2004	Tsuneishi Japan
23	Star Aline (ex Iron Knight) (2)	Panamax	76,500	2004	Tsuneishi Japan
24	Isminaki (tbn Star Christianna)	Panamax	74,600	1998	Sasebo Japan
25	Star Natalie (ex Angela Star) (2)	Panamax	73,800	1998	Sumitomo Japan
26	Elinakos (tbn Star Nicole)	Panamax	73,800	1997	Sumitomo Japan
27	Rodon (tbn Star Elle)	Panamax	73,700	1993	Hyundai Heavy Industries Korea
28	Coal Pride (tbn Star Vanessa)	Panamax	72,500	1999	Imabari Japan
29	Happy Day (tbn Star Claudia)	Panamax	71,700	1997	Hitachi Korea
30	Birthday (tbn Star Monika)	Panamax	71,500	1993	Hitachi Korea
31	Powerful (tbn Star Julia)	Panamax	70,100	1994	Hudong China
32	Star Tatianna (ex Fortezza) (2)	Panamax	69,600	1993	Tsuneishi Japan
33	Emerald (tbn Star Michele)	Handymax	45,600	1998	Tsuneishi Japan
34	Princess 1 (tbn Star Kim)	Handymax	38,900	1994	I.H.I Japan

	Total acquired dwt:		3,158,100 dwt

(1)	These vessels are subject to long term charters that expire between August 2015 and November 2015.
(2)	These vessels had been delivered to us as of September 5, 2014.

Newbuilding Vessels
	Vessel Name	Dry bulk Vessel Type	Capacity (dwt.)	Shipyard (1)	Expected Delivery Date
1	HN 214 (tbn Leviathan)	Capesize	182,000	JMU	September 2014
2	HN 5016 (tbn Indomitable)	Capesize	182,160	JMU	November 2014
3	HN 1061 (3)	Ultramax	64,000	Yangzijiang	January 2015
4	HN 1063 (3)	Ultramax	64,000	Yangzijiang	January 2015 (2)
5	HN 1062 (3)	Ultramax	64,000	Yangzijiang	February 2015 (2)
6	HN 5017	Capesize	182,000	JMU	March 2015
7	HN NE 164 (tbn Honey Badger)	Ultramax	61,000	NACKS	March 2015 (2)
8	HN NE 165	Ultramax	61,000	NACKS	March 2015 (2)
9	HN NE 166	Newcastlemax	209,000	NACKS	April 2015 (2)
10	HN 1064 (3)	Ultramax	64,000	Yangzijiang	April 2015 (2)
11	HN 1312	Capesize	180,000	SWS	April 2015 (2)
12	HN NE 167	Newcastlemax	209,000	NACKS	May 2015 (2)
13	HN 5040 ( tbn Star Acquarius)	Ultramax	60,000	JMU	June 2015
14	HN 1313	Capesize	180,000	SWS	June 2015 (2)
15	HN 1338 (tbn Star Aries)	Capesize	180,000	SWS	June 2015 (2)
16	HN 1080	Ultramax	64,000	Yangzijiang	July 2015
17	HN 5055	Capesize	182,000	JMU	July 2015
18	HN NE 184	Newcastlemax	209,000	NACKS	July 2015
19	HN 1372 (tbn Star Libra) (4)	Newcastlemax	208,000	SWS	July 2015 (2)
20	HN 1081	Ultramax	64,000	Yangzijiang	August 2015
21	HN 5056	Capesize	182,000	JMU	August 2015
22	HN 5043 (tbn Star Pisces)	Ultramax	60,000	JMU	September 2015
23	HN 1082	Ultramax	64,000	Yangzijiang	September 2015
24	HN 1359 (4)	Newcastlemax	208,000	SWS	September 2015 (2)
25	HN NE 196 (tbn Star Antares)	Ultramax	61,000	NACKS	September 2015 (2)
26	HN NE 197 (tbn Star Lutas)	Ultramax	61,000	NACKS	October 2015 (2)
27	HN 1083	Ultramax	64,000	Yangzijiang	November 2015
28	HN 1360 (4)	Newcastlemax	208,000	SWS	December 2015
29	HN 1339 (tbn Star Taurus)	Capesize	180,000	SWS	December 2015 (2)
30	HN 1371 (tbn Star Virgo) (4)	Newcastlemax	208,000	SWS	December 2015 (2)
31	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS	January 2016
32	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	NACKS	February 2016 (2)
33	HN 1361 (4)	Newcastlemax	208,000	SWS	March 2016 (2)
34	HN 1343 ( tbn Star Leo)	Newcastlemax	208,000	SWS	April 2016
35	HN 1362 (4)	Newcastlemax	208,000	SWS	May 2016 (2)
36	HN 1363 (4)	Newcastlemax	208,000	SWS	June 2016 (2)

	Total newbuilding dwt:		5,214,160 dwt
	Total existing dwt:		3,487,100 dwt
	Total acquired dwt:		3,158,100 dwt

	Total fully delivered dwt:		11,859,360 dwt

(1)	As used herein, “JMU” refers to Japan Marine United, “SWS” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., “NACKS” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., and “Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd.
(2)	The indicated expected delivery dates for the respective newbuilding vessels reflect delivery dates that are earlier than the respective contracted delivery dates.
(3)	We have entered into bareboat charters with affiliates of the Yangzijiang shipyard for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the eighth year of the bareboat charterparty.
(4)	We have entered into bareboat charters with affiliates of the SWS shipyard for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the tenth year of the bareboat charterparty.

Third Party Vessels Under Management

Vessel Name	Type	DWT	Year Built
Serenity I	Supramax	53,688	2006

Recent and Other Developments

On July 3, 2014, we received a notice of termination of the management agreement for the vessel Marto, one of the third-party-owned vessels under our management. The management agreement was terminated upon the vessel’s delivery to its new managers, on August 20, 2014. We are entitled to receive management fees for a period of three months following the termination date, in accordance with the terms of the management agreement.

On July 11, 2014, we completed the July 2014 Transactions. A total of 54,104,200 of our common shares were issued to the various selling parties in the July 2014 Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 were issued to the owners of the Pappas Companies and Millennia Holdings. As a result, Oaktree became the beneficial owner of approximately 61.3% of our outstanding common shares, and the family of Mr. Pappas and their affiliates became the beneficial owners of approximately 12.6% of our outstanding common shares. With certain limited exceptions, Oaktree effectively cannot vote more than 33% of our outstanding common shares. The Pappas Shareholders are also subject to a similar voting limitation of 15% (subject to certain adjustments). For more information regarding these voting limitations, see Exhibit 99.3 to this Report on Form 6-K.

In July 2014 and in connection with the July 2014 Transactions, our Board of Directors, or the Board, increased the number of directors constituting the Board to nine and, following the resignation of Mrs. Milena - Maria Pappas, appointed Rajath Shourie, Emily Stephens, Renee Kemp and Stelios Zavvos pursuant to the terms and subject to the conditions of the Transactions.

Of the $208.2 million aggregate principal amount of vessel financing that we assumed, $20.0 million is outstanding under a facility (the “Dioriga Facility”) provided by HSBC Bank plc to Dioriga Shipping Co. (“Dioriga”) to partially finance the construction cost of Tsu Ebisu, which was delivered in April 2014. We assumed the Dioriga Facility when we purchased all of the outstanding equity of Dioriga in the Pappas Transaction. The Dioriga Facility will mature in March 2019 and will be repayable in 20 quarterly installments of $0.4 million each, commencing three months after the drawdown, plus a balloon payment of $13.0 million due together with the last installment. The loan bears interest at LIBOR plus a margin of 3.2% per annum (as long as ACR exceeds 143%) or 4.30% per annum (if ACR falls below 143%). The Dioriga Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments. The Dioriga Facility includes certain negative covenants, including covenants against (i) changes in the management or legal or beneficial ownership of Dioriga and (ii) encumbrance on the assets of Dioriga. The Dioriga Facility includes the following financial maintenance covenants:

•	a market value of the vessel to loan (including interest rate swap exposure) ratio to exceed 130%; and

•	minimum liquidity to exceed $0.7 million, to be maintained in an account with HSBC Bank plc.

On July 11, 2014, 15,000 common shares were granted to our directors, Mr. Softeland and Mr. Schmitz, and vested on the same date. We plan to issue the shares in connection with these awards during the third quarter of 2014.

On July 16, 2014, we executed a binding term sheet with NIBC Bank N.V. (the “NIBC Facility”) for financing an aggregate amount of $32.0 million, which will be available in two tranches of $16.0 million, to partially finance the construction cost of two Ultramax bulk carriers currently under construction by Japan Marine United Corporation (Hulls HN 5040, tbn Star Acquarius and HN 5043, tbn Star Pisces), with expected delivery in June 2015 and September 2015, respectively. Execution of the definitive agreements relating to this facility is scheduled on or before September 15, 2014. The facility will mature six years after the signing date. Each tranche is expected to be drawn with the delivery of the relevant vessel and will be repayable in consecutive quarterly installments of $0.268 million, commencing three months after the drawdown, plus a balloon payment of $10.65 million, for HN 5040, and $10.92 million, for HN 5043, both due in September 2020. The NIBC Facility will bear interest at LIBOR plus a margin of 2.80% per annum. It will be secured by first priority cross collateralized mortgage over the financed vessels and general and specific assignments and will be guaranteed by Star Bulk Carriers Corp. (the “Guarantor”). The definitive agreements of the NIBC Facility will contain negative and financial covenants customary for facilities of this type.

On July 22, 2014, Peloreus, a Capesize vessel with a capacity of 182,000 dwt, was delivered to us by JMU. The delivery installment payment of $34.6 million was partially financed by $32.5 million drawn under a loan facility with Deutsche Bank AG, and the remaining amount of $2.1 million was financed by existing cash.

In July 2014, Positive Shipping Company executed a binding term sheet with BNP Paribas (the “BNP Facility”) for financing an amount of $32.5 million, to partially finance the construction cost of its Capesize bulk carrier currently under construction by Japan Marine United Corporation (Hull HN 5016, tbn Indomitable), with expected delivery in October 2014. Execution of the definitive agreement relating to this facility is scheduled on or before September 30, 2014. The facility is expected to be drawn with the delivery of the vessel and will be repaid in 20 equal, consecutive, quarterly principal payments of $0.5 million each with the first becoming due and payable three months from the drawdown date together with a balloon installment of $21.8 million payable simultaneously with the 20th installment. The BNP Facility will bear interest at LIBOR plus a margin of 2.50% per annum. It will be secured by first priority mortgage over the financed vessel and general and specific assignments and will be guaranteed by Star Bulk Carriers Corp. The definitive agreement for the BNP Facility will contain negative and financial covenants customary for facilities of this type.

During July 2014, the Company obtained the consent of the various relevant lenders to complete the July 2014 Transactions.

On August 4, 2014, pursuant to a termination agreement between us and Mr. Spyros Capralos, our former Chief Executive Officer and current Non-Executive Chairman, dated July 31, 2014, we made a severance payment of 168,842 common shares and €644,000 of cash to Mr. Capralos.

On September 5, 2014, Oceanbulk Shipping, which is now a subsidiary of ours as a result of the July 2014 Transactions, entered into a term sheet with ABY Group Holdings Limited (“ABY Group”) and Heron. The term sheet provides for the conversion of the existing convertible notes (the “Convertible Notes”) issued by Heron to Oceanbulk Shipping into 50% of the equity of Heron (with the remaining 50% of Heron’s equity to be held by ABY Group). Among other things, the term sheet contains customary governance provisions and provisions relating to the liquidation of Heron following the conversion of the Convertible Notes. Under the term sheet, as soon as practicable, Oceanbulk Shipping will receive as a distribution the ABYO Gwyneth and the ABYO Angelina (two Kamsarmax vessels of 82,790 dwt and 82,987 dwt, respectively), and ABY Group will receive as a distribution the ABYO Audrey (a Capesize vessel of 175,125 dwt) and the ABYO Oprah (a Kamsarmax vessel of 82,551 dwt). Subject to the lender’s approval, the remaining amount of debt under Heron’s existing credit facility (the “CiT Facility”), will be assigned to each equity holder based on the amount of the CiT Facility corresponding to the vessels being distributed to such equity holder. The conversion of the Convertible Notes is expected to occur during September 2014, as soon as all customary conditions precedent are satisfied.

As further discussed in the notes to our unaudited condensed combined pro forma financial statements contained in Exhibit 99.2 to this Report on Form 6-K, pursuant to the agreement governing the Merger, we expect the Sellers will remain as the ultimate beneficial owners of Heron until Heron is dissolved. In addition, upon the distribution of the Heron Vessels to its equity holders, we will be required to pay $25.0 million in cash in respect of the debt secured by the Heron Vessels and instruct the escrow agent to release the 2,115,706 common shares held in escrow in order to acquire the two vessels distributed to Oceanbulk Shipping. We expect that the transfer of the two Heron Vessels will be completed within the second half of 2014.

Operating Results

Factors Affecting Our Results of Operations

As of August 20, 2014 we chartered five of our vessels on medium- to long-term time charters, with an average remaining term of approximately 1.8 years, five of our vessels on voyage charters and our remaining vessels on short-term time charters, with one of our vessels under dry dock survey. Under time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil), port and canal charges. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. Under all of these types of charters, we remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the dry docking costs related to our vessels.

The following table reflects certain operating data for our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

(TCE rates expressed in U.S. dollars)	Six month period ended June 30, 2013	Six month period ended June 30, 2014
Average number of vessels(1)	13.6	16.4
Number of vessels in operation (as of the last day of the periods reported)	13	17
Average age of operational fleet (in years)(2)	10.5	9.2
Ownership days(3)	2,454	2,969
Available days(4)	2,454	2,939
Voyage days for fleet(5)	2,378	2,716
Fleet Utilization(6)	96.9%	92.4%
Daily Time charter equivalent rate(7)	$14,301	$14,172

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Average age of operational fleet is calculated as at June 30, 2013 and 2014, respectively.
(3)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.
(4)	Available days for the fleet are the ownership days after subtracting for off-hire days as a result of major repairs, dry docking or special or intermediate surveys.
(5)	Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry docking, major repairs, special or intermediate surveys).
(6)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period.
(7)	Please see the reconciliation of the time charter equivalent rate on the next page.

Time Charter Equivalent (TCE)

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. We report TCE revenues, a non-GAAP measure, since our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters), under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the unaudited interim condensed consolidated statement of operations:

(In thousands of U.S. Dollars, except as otherwise stated)	Six month period ended June 30, 2013	Six month period ended June 30, 2014
Voyage revenues	$35,362	$43,064
Less:
Voyage expenses	(4,505)	(7,721)
Amortization of fair value of below/above market acquired time charter agreements	3,150	3,149

Time Charter equivalent revenues	$34,007	$38,492
Fleet Voyage days	2,378	2,716
Daily Time charter equivalent (TCE) rate (in U.S. Dollars)	$14,301	$14,172

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire and the level of freight rates, that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses

Voyage expenses include hire paid for chartered-in vessels, port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Our voyage expenses primarily consist of bunkers cost and commissions paid for the chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel, the location where the dry dock takes place, shipyard availability and the number of days the vessel is off-hire. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, legal and accounting expenses.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We defer financing fees and expenses incurred upon entering into our credit facilities and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Gain or Loss arising from Derivatives

From time to time, we may take positions in freight derivatives including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. In addition, we may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value, with changes in such fair value recognized in earnings, unless specific hedge accounting criteria are met.

Interest income

We earn interest income on our cash deposits.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Results of Operations

Six month period ended June 30, 2013 compared to the six month period ended June 30, 2014.

Voyage Revenues: For the six month periods ended June 30, 2013 and 2014, our voyage revenues were approximately $35.4 million and $43.1 million, respectively. The increase in voyage revenues is mainly attributed to the increase in the average number of vessels from 13.6 vessels during the six month period ended June 30, 2013 to 16.4 vessels during the six month period ended June 30, 2014. The TCE rate of our fleet for the six month periods ended June 30, 2013 and 2014 was $14,301 and $14,172 per day, respectively.

Management fee income: For the six month periods ended June 30, 2013 and 2014, management fee income was approximately $0.5 million and $1.9 million, respectively. The increase was due to the increase in the average number of third party vessels under management from 3.4 vessels during the six month period ended June 30, 2013 to 13.7 vessels during the six month period ended June 30, 2014.

Voyage Expenses: For the six month periods ended June 30, 2013 and 2014, our voyage expenses were approximately $4.5 million and $7.7 million, respectively. The increase in voyage expenses are mainly due to an increased level of voyage charter activity during the six month period ended June 30, 2014, compared to the same period of 2013. Under voyage charter agreements, all voyage costs are borne and paid by us, as opposed to time charter agreements under which such costs are paid by the charterer. During the six month period ended June 30, 2013, we had our vessels under voyage charter agreements for a total of 149 days while during the six month period ended June 30, 2014, we had our vessels under voyage charter agreements for a total of 173 days. The revenue earned from the respective agreements for the six month periods ended June 30, 2013 and 2014 amounted to $4.2 million and $7.0 million, respectively. Consistent with dry bulk shipping industry practice, we paid broker commissions ranging from 0.625% to 1.75% of the total daily charter hire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. Voyage expenses also consist of port, canal and fuel costs.

Vessel Operating Expenses: For the six month periods ended June 30, 2013 and 2014, our vessel operating expenses were approximately $13.7 million and $16.1 million, respectively. The increase in vessel operating expenses are mainly due to an increase in the average number of vessels from 13.6 vessels during the six month period ended June 30, 2013, to 16.4 vessels during the six month period ended June 30, 2014. In addition, vessel operating expenses for the six month period ended June 30, 2014 include an amount of $0.4 million related to one time, pre-delivery and pre-joining expenses incurred in connection with the delivery of Star Challenger, Star Fighter, Star Sirius, and Star Vega. Pre-joining and pre-delivery expenses relate to expenses for the initial crew manning as well as the initial supply of stores for the vessel before its delivery. Excluding this amount, our average daily operating expenses per vessel for the six month periods ended June 30, 2013 and 2014 amounted to $5,596 and $5,272, respectively.

Dry docking Expenses: For the six month periods ended June 30, 2013 and 2014, our dry docking expenses were approximately $0.6 million and $1.3 million, respectively. During the six month period ended June 30, 2013, none of our vessels underwent dry docking, so the respective expenses related to advance payments of forthcoming dry docking surveys. During the six month period ended June 30, 2014, one of our Supramax vessels underwent its periodic dry docking survey in mid-March 2014, the total cost of the dry docking amounted to $0.9 million, and the remaining amount of $0.4 million related to advance payments with respect to forthcoming dry docking surveys.

Depreciation: For the six month periods ended June 30, 2013 and 2014, depreciation was $8.1 million and $9.8 million, respectively. The increase was due to the increase in the average number of vessels from 13.6 vessels during the six month period ended June 30, 2013, to 16.4 vessels during the six month period ended June 30, 2014.

General and Administrative Expenses: For the six month periods ended June 30, 2013 and 2014, general and administrative expenses were $4.7 million and $10.2 million, respectively. The increase in general and administrative expenses was mainly attributable to (i) $2.4 million of costs incurred during the six month period ended June 30, 2014 in connection with the July 2014 Transactions, (ii) an increase in stock based compensation expense of $1.3 million for the six month period ended June, 30, 2014, compared to the same period in 2013 and (iii) an increase in the average number of employees of 38% during the six month period ended June, 30, 2014, compared to the same period in 2013, due to the increase in the average number of third party vessels under management from 3.4 vessels to 13.7 vessels and due to the increase in the average number of owned vessels from 13.6 vessels to 16.4 vessels, during the six month period ended June, 30, 2014, compared to the same period in 2013.

Bad debt expense: For the six month period ended June 30, 2013, we had no bad debt expense. For the six month period ended June 30, 2014, bad debt expense was $ 0.2 million, reflecting a write-off of unpaid amounts from charterers that we determined were not recoverable.

Other operational loss: For the six month periods ended June 30, 2013 and 2014, other operational loss amounted to $0.6 million and $0.1 million, respectively. Other operational loss for the six month period ended June 30, 2013, represents the expense incurred by us to a third party, pursuant to the terms of the agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. The expense of $0.6 million for the six month period ended June 30, 2013, was incurred in connection to the settlement amount of $1.2 million described in other operational gain below.

Other operational gain: For the six month periods ended June 30, 2013 and 2014, other operational gain amounted to $1.6 million and $0.4 million, respectively. Other operational gain for the six month period ended June 30, 2013, mainly consisted of $1.2 million non-recurring revenue related to the payment of installments due to us under settlement agreements for a commercial claim and of $0.4 million regarding gain from a hull and machinery claim. Other operational gain for the six month period ended June 30, 2014, mainly consisted of $0.2 million received as rebate from our previous manning agent and a gain derived from a hull and machinery claims, which amounted to $0.2 million.

Loss on sale of vessel: For the six month period ended June 30, 2013, loss on sale of vessel of $0.1 million represented a loss on sale of Star Sigma that concluded in March 2013. The vessel was delivered to its new owners in April 2013.

Gain / (loss) on derivative financial instruments: For the six month period ended June 30, 2013, gain on derivative financial instruments amounted to $0.4 million, representing the non-cash gain from the mark to market valuation of two interest rate swaps outstanding as of June 30, 2013. For the six month period ended June 30, 2014, loss on derivative financial instruments was $0.8 million, representing the non-cash loss from the mark to market valuation of four interest rate swaps outstanding as of June 30, 2014.

Interest and Finance Costs: For the six month periods ended June 30, 2013 and 2014, interest and finance costs were $3.8 million and $3.1 million, respectively. Even though the weighted average loan balance increased from $206.6 million during the six month period ended June 30, 2013 to $234.8 million during the six month period ended June 30, 2014 and the weighted average interest rates remained almost unchanged, interest and finance costs decreased mainly due to $1.3 million of interest being capitalized during the six month period ended June 30, 2014, relating to advances paid for our 11 newbuilding vessels.

Cash Flow

Net cash provided by operating activities for the six month periods ended June 30, 2013 and 2014, was $15.0 million and $10.5 million, respectively. The TCE rate for the six month periods ended June 30, 2013 and 2014 was $14,301 and $14,172, respectively. Although the TCE rate only marginally decreased during the six months ended June 30, 2014, the decrease in net cash provided by operating activities for the six month period ended June 30, 2014, of approximately $4.6 million was a result of (a) net income of $2.0 million for the six month period ended June 30, 2013 compared to net loss of $3.9 million for the same period in 2014 and (b) a positive movement of $1.6 million during the six month period ended June 30, 2013, compared to negative movement in working capital of $1.7 million during the six month period ended June 30, 2014. Both voyage revenues and management fee income increased due to a higher average number of owned vessels and a higher average number of third party vessels under our management during the six month period ended June 30, 2014, compared to the six month period ended June 30, 2013. In addition, during the six month period ended June 30, 2014, we incurred transaction costs of $2.4 million in connection with the July 2014 Transactions.

Net cash provided by investing activities for the six month period ended June 30, 2013, was $16.3 million. Net cash used in investing activities for the six month period ended June 30, 2014, was $78.0 million. For the six month period ended June 30, 2013, net cash provided by investing activities consisted of $8.3 million representing proceeds from the sale of vessel Star Sigma, which was delivered to its new owners in April 2013, a decrease of $7.6 million in restricted cash, insurance proceeds amounting to $1.2 million and was offset by additions to vessels cost and other fixed assets amounting to $0.8 million. For the six month period ended June 30, 2014, net cash used in investing activities consisted of $74.3 million paid for advances with respect to our 11 newbuilding vessels, acquisitions of second hand vessels and other fixed assets, $0.2 million paid to acquire 33% of the total outstanding common stock of Interchart Shipping Inc, a Liberian company that acts as a chartering broker to our fleet, and a net increase of $4.1 million in restricted cash, offset by insurance proceeds of $0.6 million.

Net cash used in financing activities for the six month period ended June 30, 2013 was $25.9 million. Net cash provided by financing activities for the six month period ended June 30, 2014 was $62.6 million. For the six month period ended June 30, 2013, net cash used in financing activities represented $25.6 million of loan installment payments and $0.3 million payment of financing fees. For the six month period ended June 30, 2014, net cash provided by financing activities consisted of loan proceeds amounting to $74.0 million, financing fees paid amounting to $0.9 million and loan installment payments amounting to $10.5 million.

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, additional debt under secured credit facilities and operating cash flow. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding indebtedness and pay dividends.

Our short-term liquidity requirements include servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and financing activities and paying cash dividends when we are able to do so. Sources of short-term liquidity include our revenues earned from our charters.

As of June 30, 2014, we had contracted to acquire nine newbuilding dry bulk carriers, from SWS, JMU and NACKS, six of which are scheduled to be delivered in 2015 and three in 2016. In addition, as of June 30, 2014, we have entered into two bareboat agreements, or the Bareboat Charters, with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of SWS, to bareboat charter for a period of 10 years, two 208,000 dwt Newcastlemax dry bulk vessels, Hull 1371 and 1372, to be built at SWS, which are scheduled to be delivered in 2015. We have the option to purchase the vessels at any time and we have a purchase obligation upon the completion of the tenth year of the bareboat charterparty.

As of August 20, 2014 and after the completion of the Transactions, we have contracts for the construction of 36 eco-vessels, including the 11 bareboat agreements with the option to purchase the associated newbuilding vessels at any time and the purchase obligation upon the passing of certain timing thresholds, as provided in each bareboat charterparty. The aggregate payments for the newbuilding vessels, including agreed extra costs and commissions, are expected to be approximately $1,556.2 million, of which, as of August 20, 2014, we had paid $224.5 million. As of August 20, 2014, we had obtained commitments for $562.7 million of secured debt for 17 newbuilding vessels, we were in final stages of negotiations for an additional $414.8 million of secured debt for newbuilding 16 vessels, and we targeted an additional $95.6 million secured debt for three remaining newbuilding vessels. The remaining payments for the newbuilding vessels are expected to be paid from cash on hand.

In the Excel Transactions, we agreed to acquire the 34 Excel Vessels (of which five had already been delivered as of September 5, 2014) for aggregate consideration of 29,917,312 common shares and $288.4 million of cash. At the transfer of each Excel Vessel, we will pay the cash and share consideration for such Excel Vessel to Excel. We expect to use cash on hand, together with borrowings under the $231.0 million Excel Vessel Bridge Facility to pay the cash consideration for the Excel Vessels. In addition we are in final stages of negotiations for an additional $27.5 million of financing. As of September 5, 2014, we had drawn $29.2 million under the Excel Vessel Bridge Facility, and issued 3,548,372 of common shares representing the Excel Vessel Share Consideration for the five Excel Vessels (Star Kamila (ex Iron Bradyn), Star Nasia (ex Iron Anne), Star Natalie (ex Angela Star), Star Aline (ex Iron Knight) and Star Tatianna (ex Fortezza)) delivered to us as of September 5, 2014.

Therefore, our liquidity requirements include funding the equity portion of investments in our newbuilding vessels and operating vessels (including the Excel Vessels, as we acquire them) and repayment of long-term debt balances. Potential sources of funding for liquidity requirements may include additional debt or equity issuances in the public and private markets or vessel sales. As of June 30, 2014, we had outstanding borrowings of $253.9 million of which $29.3 million is scheduled to be repaid in the next twelve months. As of August 20, 2014 and after the completion of the Transactions, we had $129.4, million in cash and outstanding borrowings of $489.2, million.

We may fund possible growth through our cash balances, operating cash flow, additional debt and the issuance of new equity. Our practice has been to acquire dry bulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our dry bulk carriers. In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms or at all. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These transactions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

As of June 30, 2014, cash and cash equivalents decreased to $39.4 million compared to $44.3 million as of December 31, 2013 and restricted cash, due to minimum liquidity covenants and cash collateral requirements contained in our loan agreements, increased to $15.8 million as of June 30, 2014, compared to $11.7 million as of December 31, 2013. Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital was $10.6 million as of June 30, 2014, compared to $24.7 million as of December 31, 2013.

Loan Facilities

For information relating to our loan agreements, please see Note 9 to our audited financial statements for the year ended December 31, 2013 included in our annual report on Form 20-F, which was filed with the Commission on March 21, 2014, and Note 8 to our unaudited interim condensed consolidated financial statements for the six month period ended June 30, 2014, included elsewhere herein. As a result of the July 2014 Transactions, we assumed an additional $208.2 million aggregate principal amount of vessel financing, all of which is secured by the vessels financed, some of which is guaranteed either by us or by certain of our subsidiaries. All of the vessel financing agreements have various negative and financial maintenance covenants. In addition, we also assumed bareboat charters with respect to four newbuilding vessels being built at New Yangzijiang and five newbuilding vessels being built at SWS. Heron also has an outstanding loan facility provided by CiT, which is secured by the vessels owned by Heron. See the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk, under the caption, “Oceanbulk’s Borrowing Activities” (contained in Exhibit 99.2 to this Report on Form 6-K) for more information about such restrictions contained in the financing arrangements of Oceanbulk that we assumed.

In connection with the Excel Transactions, we entered into the new $231.0 Excel Vessel Bridge Facility, which was extended to us by entities affiliated with Oaktree and entities affiliated with Angelo, Gordon & Co. We expect to use cash on hand together with the Excel Vessel Bridge Facility to fund the cash consideration for the Excel Vessels.

Unity Holding LLC (“Unity”), which is one of our direct subsidiaries, is the borrower under the Excel Vessel Bridge Facility, and we are, and each individual vessel-owning subsidiary of Unity (with one exception) will be, a guarantor. The Excel Vessel Bridge Facility matures on February 28, 2016, with mandatory prepayments of $6.0 million each due in March, June and September 2015. Outstanding amounts under the Excel Vessel Bridge Facility bear interest at a rate equal to LIBOR (based on a one month interest period) plus an applicable margin of either 5.00% per annum through February 28, 2015 and 6.00% per annum thereafter.

The Excel Vessel Bridge Facility will be secured by 33 of the Excel Vessels as well as related bank accounts, earnings and insurance proceeds and the equity of each vessel-owning subsidiary of Unity. The Excel Vessels are divided into 22 “Core Collateral Vessels” and 11 “Non-Core Collateral Vessels.” As of September 5, 2014, five of the Excel Vessels had been delivered to us, and $29.2 million of borrowings were outstanding under the Excel Vessel Bridge Facility.

The Excel Vessel Bridge Facility contains customary affirmative and negative covenants applicable to Unity and its subsidiaries, including limitations on the incurrence of additional indebtedness and guarantee obligations, the incurrence of liens, fundamental changes, asset sales, transactions with affiliates and investments. The Excel Vessel Bridge Facility contains customary events of default.

The Excel Vessel Bridge Facility requires Unity and its subsidiaries to maintain in pledged accounts a minimum amount of cash or cash equivalents in an aggregate amount of not less than (i) $0.5 million multiplied by (ii) the number of Excel Vessels securing the Excel Vessel Bridge Facility at such time. The Excel Vessel Bridge Facility also requires Unity to maintain a ratio of (i) the aggregate outstanding principal amount of loans under the Excel Vessel Bridge Facility to (ii) the aggregate fair market value of the Core Collateral Vessels at such time of not greater than 0.75 to 1.0.

The Excel Vessel Bridge Facility also contains a restriction on distributions and other payments by Unity with various customary exceptions, including the ability to pay distributions to its members so long as:

•	no default or event of default shall have occurred and be continuing or would result from such payment;

•	on a pro forma basis after giving effect to such payment, Unity is in compliance with its financial maintenance covenants; and

•	either:

(1)	if the distribution is being made using the proceeds of a vessel disposition, (A) 25% of the net cash proceeds from sales of Core Collateral Vessels and (B) 100% of the net cash proceeds from sales of Non-Core Collateral Vessels may be distributed, in each case, within five business days after receipt, to the extent that the ratio of (x) the aggregate outstanding principal amount of loans under the Excel Vessel Bridge Facility (after taking account of mandatory prepayments) to (y) the aggregate fair market value of the Core Collateral Vessels is not greater than 0.55 to 1.00; or

(2)	if the distribution is being made from other sources, on a pro forma basis after giving effect to such payment, (x) the aggregate outstanding principal amount of loans under the Excel Vessel Bridge Facility (after taking account of mandatory prepayments) to (y) the aggregate fair market value of the Core Collateral Vessels is not greater than 0.70 to 1.00.

As of June 30, 2014, we were in compliance with financial and other covenants contained in our amended debt agreements.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2014, on an historical basis:

		Twelve month periods ending June 30, (in thousands of U.S. Dollars)
	Total	2015	2016	2017	2018	2019	2020 and thereafter
Long term debt	$253,882	$29,250	$41,252	$82,257	$9,477	$46,714	$44,932
Interest on long term debt	26,643	8,035	6,731	4,238	3,202	2,009	2,428
Shipbuilding contracts and agreed extra costs	303,934	81,747	222,187	—	—	—	—
Bareboat capital leases - upfront hire & handling fees	13,080	12,024	1,056	—	—	—	—
Bareboat commitments charterhire(1)	124,739	—	6,588	9,266	9,249	9,232	90,404

Total	$722,278	$131,056	$277,814	$95,761	$21,928	$57,955	$137,764

(1)	The bareboat charterhire is comprised of a fixed and a variable portion, and the variable portion is calculated based on the six-month LIBOR rate of 0.327%, as of June 30, 2014.

The following table sets forth our contractual obligations as of June 30, 2014 on an as-adjusted (pro forma) basis, giving effect to (i) the July 2014 Transactions (and the assumption of the long-term debt and other contractual commitments of Oceanbulk and the Pappas Companies) and (ii) the incurrence of the NIBC Facility and the BNP Facility, which were agreed subsequent to June 30, 2014 (the BNP Facility having been assumed pursuant to the July 2014 Transactions):

		Twelve month periods ending June 30, (in thousands of U.S. Dollars)
	Total	2015	2016	2017	2018	2019	2020 and thereafter
Long term debt(1)	$648,979	$52,426	$73,048	$114,320	$50,696	$183,603	$174,886
Interest on long term debt(2)	85,554	18,424	19,480	15,855	13,337	9,900	8,558
Shipbuilding contracts and agreed extra costs(3)	—	—	—	—	—	—	—
Purchase Commitments	716,179	312,838	403,341	—	—	—	—
Bareboat capital leases - upfront hire and handling fees(4)	58,679	44,132	14,547	—	—	—	—
Bareboat commitments charterhire(4)	540,665	3,600	22,392	39,925	40,678	42,183	391,887

Total	$2,050,056	$431,420	$532,808	$170,100	$104,711	$235,686	$575,331

(1)	The historical outstanding balance of our long-term debt with commercial banks at June 30, 2014 was $253.9 million. The as-adjusted contractual obligations table includes also the expected repayments of the obligations arising under (i) the NIBC Facility and the BNP Facility, which were agreed subsequent to June 30, 2014 (the BNP Facility having been assumed pursuant to the July 2014 Transactions, as discussed under “—Recent Developments”), (ii) the as-adjusted long-term debt and other contractual commitments of Oceanbulk, which we assumed in the July 2014 Transactions (as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk—Contractual Obligations”, contained in Exhibit 99.2 to this Report on Form 6-K) and (iii) the Dioriga Facility, which we assumed in the July 2014 Transactions (as discussed under “—Recent Developments”). The schedule of such expected repayments is based on (a) the actual drawdown dates, to the extent applicable, subsequent to June 30, 2014 and (b) the financed newbuilding vessels’ expected delivery dates (as described under “—Our Fleet”), for those drawdowns under the Deutsche Bank Facility, the CEXIM Facility, the NIBC facility and the BNP Facility that had not yet occurred (as of August 20, 2014) but are expected concurrently with the relevant vessel deliveries. As-adjusted long-term debt does not reflect the incurrence of any amounts under the $231.0 million Excel Vessel Bridge Facility, which had $29.2 million outstanding as of September 5, 2014, or any mandatory prepayments thereunder ($6.0 million each in March, June and September 2015), because it relates to a bridge loan, which shall be refinanced before or at its maturity with a new loan that shall have a longer maturity profile.
(2)	Our long-term debt outstanding as of June 30, 2014 bears interest at a variable rate of three-month LIBOR plus a margin. The historical calculation of interest payments has been made assuming interest rates based on the three-month LIBOR as of June 30, 2014 and our various applicable margin rates under our historical debt as of June 30, 2014.

The as-adjusted contractual obligations table includes also the expected interest payments under the as-adjusted long term debt discussed under footnote (1).

(3)	The amounts presented in the historical contractual obligations table represent our remaining obligations as of June 30, 2014 with respect to the pipeline of our newbuilding program, excluding those applicable under the bareboat lease agreements classified as capital leases, which are discussed under footnote (4) below.

The as-adjusted purchase commitments have been adjusted to exclude those commitments related to the financed vessels under the Deutsche Bank Facility, the CEXIM Facility, the NIBC facility and the BNP Facility, which payment obligations have been reflected in as-adjusted long term debt, as described under footnote (1) above.

(4)	The amounts presented in the historical contractual obligations table represent our commitments under the bareboat lease arrangements with respect to the upfront fee, the handling fees and the charterhire, gross of any address commissions we may be entitled to.

The as-adjusted bareboat commitments have been adjusted to include those Oceanbulk bareboat commitments assumed as a result of the Transactions, as discussed in Exhibit 99.2 to this Report to Form 6-K under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk- Contractual Obligations”.

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2013. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 — Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the Commission on March 21, 2014 and Note 2 to the unaudited interim condensed consolidated financial statements for the six month period ended June 30, 2014, included elsewhere in this report.

STAR BULK CARRIERS CORP.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Consolidated Balance Sheets as of December 31, 2013 and June 30, 2014 (unaudited)	F-1
Unaudited Interim Condensed Consolidated Statements of Operations for the six month periods ended June 30, 2013 and 2014	F-2
Unaudited Interim Condensed Consolidated Statement of Stockholders’ Equity for the six month periods ended June 30, 2013 and 2014	F-3
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2013 and 2014	F-4
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-5

STAR BULK CARRIERS CORP.

Consolidated Balance Sheets

As of December 31, 2013 and June 30, 2014 (unaudited)

(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31, 2013	June 30, 2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$44,298	$39,420
Restricted cash, current	1,862	2,442
Trade accounts receivable	3,203	4,211
Inventories (Note 4)	1,726	5,227
Due from managers	81	81
Due from related parties (Note 3)	486	1,953
Prepaid expenses and other receivables	2,773	3,061

Total Current Assets	54,429	56,395

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	67,932	81,794
Vessels and other fixed assets, net (Note 5)	326,674	377,302

Total Fixed Assets	394,606	459,096

OTHER NON-CURRENT ASSETS
Long term Investment (Note 3)	—	529
Deferred finance charges, net	1,114	1,744
Restricted cash, non-current	9,870	13,370
Derivative asset (Note 15)	91	—
Fair value of above market acquired time charter (Note 7)	7,978	4,829

TOTAL ASSETS	$468,088	$535,963

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$18,286	$29,250
Accounts payable	6,638	8,698
Due to related parties (Note 3)	559	1,476
Accrued liabilities	3,501	5,591
Derivative liabilities (Note 15)	—	642
Deferred revenue	750	804

Total Current Liabilities	29,734	46,461
NON-CURRENT LIABILITIES
Long term debt (Note 8)	172,048	224,632
Derivative liability (Note 15)	—	86
Other non-current liabilities	200	317

TOTAL LIABILITIES	201,982	271,496

STOCKHOLDERS’ EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2013 and June 30, 2014 (Note 9)	—	—
Common Stock, $0.01 par value, 300,000,000 shares authorized; 29,059,671 shares issued and outstanding at December 31, 2013 and 29,493,769 shares issued and outstanding at June 30, 2014 (Note 9)	291	295
Additional paid in capital	668,219	670,446
Accumulated deficit	(402,404)	(406,274)

Total Stockholders’ Equity	266,106	264,467

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$468,088	$535,963

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Operations

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data)

	2013	2014
Revenues:
Voyage revenues	$35,362	$43,064
Management fee income (Note 3)	456	1,861

	35,818	44,925

Expenses
Voyage expenses	4,505	7,721
Vessel operating expenses	13,732	16,062
Dry docking expenses	572	1,264
Depreciation	8,070	9,777
General and administrative expenses	4,709	10,215
Bad debt expense	—	215
Loss on sale of vessel (Note 5)	81	—
Other operational loss (Note 11)	562	94
Other operational gain (Note 10)	(1,647)	(407)

	30,584	44,941

Operating income/ (loss)	5,234	(16)

Other Income / (Expenses)
Interest and finance costs (Note 8)	(3,794)	(3,057)
Gain/ (loss) on derivative financial instruments, net (Note 15)	438	(819)
Interest and other income	86	21

Total other expenses, net	(3,270)	(3,855)

INCOME/ (LOSS) BEFORE EQUITY IN INCOME OF INVESTEE	1,964	(3,871)
Equity in income of investee	—	1

Net Income / (loss)	$1,964	$(3,870)

Earnings / (loss) per share, basic (Note 12)	$0.36	$(0.13)

Earnings / (loss) per share, diluted (Note 12)	$0.36	$(0.13)

Weighted average number of shares outstanding, basic (Note 12)	5,414,998	28,973,621

Weighted average number of shares outstanding, diluted (Note 12)	5,443,639	28,973,621

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated deficit	Total Stockholders’ Equity
BALANCE, January 1, 2013	$5,400,810	$54	$520,946	$(404,254)	$116,746
Net Income	—	—	—	1,964	1,964
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	12,000	—	600	—	600

BALANCE, June 30, 2013	$5,412,810	$54	$521,546	$(402,290)	$119,310

BALANCE, January 1, 2014	$29,059,671	$291	$668,219	$(402,404)	$266,106
Net loss	—	—	—	(3,870)	(3,870)
Issuance of common stock - Acquisition of 33% of Interchart (Note 3)	22,598	—	328		328
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	411,500	4	1,899	—	1,903

BALANCE, June 30, 2014	$29,493,769	$295	$670,446	$(406,274)	$264,467

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	2013	2014
Cash Flows from Operating Activities:
Net income / (loss)	$1,964	$(3,870)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	8,070	9,777
Amortization of fair value of above market acquired time charters (Note 7)	3,150	3,149
Amortization of deferred finance charges (Note 8)	292	284
Loss on sale of vessel (Note 5)	81	—
Stock-based compensation (Note 13)	600	1,903
Change in fair value of financial derivatives (Note 15)	(438)	819
Bad debt expense	—	215
Gain from insurance claim (Note 10)	(397)	(237)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	4,257	(1,223)
Inventories (Note 4)	(112)	(3,501)
Prepaid expenses and other receivables	151	(602)
Due from related parties (Note 3)	129	(1,467)
Increase/(Decrease) in:
Accounts payable	(1,875)	2,060
Due to related parties (Note 3)	139	917
Accrued liabilities and other liabilities	(608)	2,207
Deferred revenue	(441)	54

Net cash provided by Operating Activities	14,962	10,485

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets (Note 6)	(827)	(74,267)
Long term investment	—	(200)
Cash proceeds from vessel sale (Note 5)	8,273	—
Insurance proceeds	1,230	550
Decrease in restricted cash	7,614	22
Increase in restricted cash	—	(4,102)

Net cash provided by / (used in) Investing Activities	16,290	(77,997)

Cash Flows from Financing Activities:
Proceeds from bank loans	—	74,000
Loan repayment	(25,601)	(10,452)
Financing fees paid	(271)	(914)

Net cash (used in) / provided by Financing Activities	(25,872)	62,634

Net increase / (decrease) in cash and cash equivalents	5,380	(4,878)
Cash and cash equivalents at the beginning of the period	12,950	44,298

Cash and cash equivalents at the end of the period	$18,330	$39,420

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	3,369	2,540

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk” or the “Company”) is a public shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.

Star Bulk shares started trading on the NASDAQ Global Select Market on December 3, 2007, under the ticker symbol SBLK. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the “Company,” and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2014, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 21, 2014.

Below is the list of Star Bulk’s subsidiaries, all wholly owned, as of June 30, 2014:

Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
Star Bulk Management Inc.	—	—	—	—
Starbulk S.A.	—	—	—	—
Star Bulk Manning LLC	—	—	—	—

	Vessels in operation at June 30, 2014
Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
Star Big LLC	Star Big	168,404	July 25, 2011	1996
Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
Star Mega LLC	Star Mega	170,631	August 16, 2011	1994
Star Polaris LLC	Star Polaris	179,600	November 14, 2011	2011
Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012
Star Challenger II LLC	Star Fighter	61,455	December 30, 2013	2013
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Delta LLC	Star Delta (ex F Duckling)	52,434	January 2, 2008	2000
Star Epsilon LLC	Star Epsilon (ex G Duckling)	52,402	December 3, 2007	2001
Star Gamma LLC	Star Gamma (ex C Duckling)	53,098	January 4, 2008	2002
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Theta LLC	Star Theta (ex J Duckling)	52,425	December 6, 2007	2003
Star Zeta LLC	Star Zeta (ex I Duckling)	52,994	January 2, 2008	2003

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Vessels disposed*
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Alpha LLC	Star Alpha (ex A Duckling)	175,075	January 9, 2008	1992
Star Beta LLC	Star Beta (ex B Duckling)	174,691	December 28, 2007	1993
Star Ypsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991

*	For vessels disposed refer to Note 5.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information — (continued):

Newbuildings at June 30, 2014

Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery Date

STAR CAPE I LLC	HN 1338 (tbn Star Aries)	Capesize	180,000	June 2015(1)
STAR ASIA I LLC	HN 5040 (tbn Star Aquarius)	Ultramax	60,000	June 2015
STAR SEEKER	HN 1372 (tbn Star Libra)	Newcastlemax	208,000	July 2015(1)
STAR ASIA II LLC	HN 5043 (tbn Star Pisces)	Ultramax	60,000	September 2015
STAR AXE I LLC	HN NE 196 (tbn Star Antares)	Ultramax	61,000	September 2015(1)
STAR AXE II LLC	HN NE 197 (tbn Star Lutas)	Ultramax	61,000	October 2015(1)
STAR BREEZER	HN 1371 (tbn Star Virgo)	Newcastlemax	208,000	December 2015(1)
STAR CAPE II LLC	HN 1339 (tbn Star Taurus)	Capesize	180,000	December 2015(1)
STAR CASTLE I LLC	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	January 2016
STAR ENNEA LLC	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	February 2016(1)
STAR CASTLE II LLC	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	April 2016

(1)	The indicated expected delivery dates for the respective newbuilding vessels reflect delivery dates that are earlier than the respective contracted delivery dates.

Below is the list of the vessels which are under commercial and technical management by the Star Bulk’s wholly owned subsidiary Starbulk S.A. as of June 30, 2014. For each vessel Starbulk S.A. receives a fixed management fee of $0.75 per day.

Vessel Owning Company	Vessel Name	DWT	Effective Date of Management Agreement	Year Built
Global Cape Shipping LLC*	Kymopolia	176,990	January 30, 2014	2006
OOCAPE1 Holdings LLC*	Obelix	181,433	October 19, 2012	2011
Pacific Cape Shipping LLC*	Pantagruel	180,181	October 24, 2013	2004
Sea Cape Shipping LLC*	Big Bang	174,109	August 30, 2013	2007
Sky Cape Shipping LLC*	Big Fish	177,662	October 18, 2013	2004
Majestic Shipping LLC*	Madredeus	98,681	February 4, 2014	2011
Nautical Shipping LLC*	Amami	98,681	February 4, 2014	2011
Grain Shipping LLC*	Pendulum	82,619	February 17, 2014	2006
Mineral Shipping LLC*	Mercurial Virgo	81,545	February 17, 2014	2011
Hamon Shipping Inc	Marto	74,470	August 2, 2013	2001
Glory Supra Shipping LLC*	Strange Attractor	55,742	September 24, 2013	2006
Premier Voyage LLC*	Maiden Voyage	58,722	September 28, 2012	2012
Serenity Maritime Inc.	Serenity I	53,688	June 11, 2011	2006

*	The respective companies are related parties, please refer to Note 3

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies:

A summary of the Company’s significant accounting policies is identified in Note 2 on the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 21, 2014. There have been no changes to the Company’s significant accounting policies in the six month period ended June 30, 2014.

Revenue from Contracts with Customers: In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principles-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. ASU 2014-09 will also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early application is not permitted. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. Presently, the Company is assessing what effect the adoption of ASU 2014-09 will have on its financial statements and accompanying notes.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2013	June 30, 2014
Assets
Combine Marine Ltd (c)	$1	$—
Oceanbulk Maritime S.A. (d)	9	176
Managed Vessels of Oceanbulk Shipping LLC (e)	420	1,752
Product Shipping & Trading S.A. (f)	56	25

Total Assets	$486	$1,953

Liabilities
Interchart Shipping Inc. (a)	58	77
Management and Directors Fees (b)	111	71
Managed Vessels of Oceanbulk Shipping LLC (e)	390	1,328

Total Liabilities	$559	$1,476

Capitalized Expenses

	December 31, 2013	June 30, 2014
Advances for vessels under construction and acquisition of vessels and other assets
Oceanbulk Maritime S.A.- commission fee for newbuilding vessels (d)	$519	$1,038

Statements of Operations

	Six month period ended June 30,
	2013	2014
Commission on sale of vessel - Oceanbulk Maritime S.A. (d)	(90)	—
Executive directors consultancy fees (b)	(246)	(286)
Non-executive directors compensation (b)	(51)	(71)
Office rent - Combine Marine Ltd. (c)	(20)	(21)
Voyage expenses-Interchart (a)	(397)	(385)
Management fee income - Oceanbulk Maritime S.A. (d)	—	93
Management fee income - Managed Vessels of Oceanbulk Shipping LLC (e)	272	1,299
Management fee income Product Shipping & Trading S.A. (f)	40	62

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(a)	Interchart Shipping Inc. or Interchart: On February 25, 2014, the Company acquired 33% of the total outstanding common stock of Interchart for a consideration of $200 in cash and 22,598 of the Company’s restricted common shares. The common shares were issued on April 1, 2014, and the fair value per share of $14.51 was determined by reference to the closing price of the Company’s common share on the issuance date. This transaction is considered an equity method accounted investment. On February 25, 2014, the Company entered into a services agreement (the “Services Agreement”) with Interchart, for chartering, brokering and commercial services for all the Company’s vessels for an annual fee of €500,000 (approx. $685, using the exchange rate as of June 30, 2014, which was $1.37 per euro). This fee is adjustable for changes in Company’s fleet pursuant to the terms of the Services Agreement. Under the Services Agreement, all previously agreed upon brokerage commissions due to Interchart were cancelled retroactively from January 1, 2014. Previous to this Agreement, Interchart acted as chartering broker of all the Company’s vessels. As of December 31, 2013 and June 30, 2014, the Company had an outstanding payable of $58 and $77, respectively, to Interchart. During the six months ended June 30, 2013 and 2014, the brokerage commission charged by Interchart amounted to $397 and $385, respectively, and is included in “Voyage expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

(b)	Management and Directors Fees: On February 7, 2011, Mr. Spyros Capralos was appointed as the Company’s President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis who resigned from those positions on that date, and resigned from the Company’s Board of Directors on March 31, 2012. Effective February 7, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company’s Chief Executive Officer, Mr Spyros Capralos. This agreement had a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company paid the Chief Executive Officer a base fee at an annual rate of not less than €160,000 (approx. $219, using the exchange rate as of June 30, 2014, which was $1.37 per euro), additionally, the Chief Executive Officer was entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion and a minimum guaranteed incentive award of 28,000 shares of stock. These shares vested in three equal annual installments, the first installment of 9,333 shares vested on February 7, 2012, the second installment of 9,333 shares vested on February 7, 2013 and the last installment of 9,334 shares vested on February 7, 2014. During the six months ended June 30, 2013, the consultancy fees under the specific consulting agreement with the Company’s Chief Executive Officer amounted to $79.

On May 2, 2011, the Company entered into a consulting agreement with a company owned and controlled by Mr. Simos Spyrou, the Company’s Chief Financial Officer. This agreement had a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company paid the Chief Financial Officer a base fee at an annual rate of not less than €56,000 (approx. $77, using the exchange rate as of June 30, 2014, which was $1.37 per euro). Additionally, the Chief Financial Officer is entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. During the six months ended June 30, 2013, the consultancy fees under the specific consulting agreement with the Chief Financial Officer amounted to $25.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(b)	Management and Directors Fees – (continued):

On May 3, 2013, the Company entered into separate renewal consulting agreements with companies owned and controlled by the Company’s Chief Executive Officer and Chief Financial Officer. Under these agreements, each company controlled by the Company’s Chief Executive Officer and Chief Financial Officer will receive an annual consulting fee of not less than €174,600 (approx. $239, using the exchange rate as of June 30, 2014, which was $1.37 per euro) and €102,000 (approx. $140), respectively. The respective agreements have a term of three years and will be renewed for a successive year unless terminated earlier in accordance with their terms. Both the Company’s Chief Executive Officer and Chief Financial Officer are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. In addition, under his renewed consulting agreement the Company’s Chief Executive Officer is entitled to receive a minimum guaranteed incentive award of 28,000 shares of stock. These shares vest in three equal annual installments, the first installment of 9,333 shares vested on May 3, 2014, the second installment of 9,333 shares vests on May 3, 2015 and the last installment of 9,334 shares vests on May 3, 2016. On May 27, 2014, the Company issued the first installment of 9,333 shares. During the six months ended June 30, 2013 and 2014, the consultancy fees in aggregate, under the renewal consulting agreements with the Company’s Chief Executive Officer and Chief Financial Officer amounted to $63 and $202, respectively.

On July 1, 2011, the Company entered into a consulting agreement with a company owned and controlled by Mr. Zenon Kleopas, the Company’s Chief Operating Officer. This agreement has an indefinite term and each party may terminate the agreement giving one month’s notice. Under this agreement, the Company pays the Chief Operating Officer a base fee at an annual rate of not less than €117,519 (approx. $161, using the exchange rate as of June 30, 2014, which was $1.37 per euro). During the six months ended June 30, 2013 and 2014, the consultancy fees under the specific consulting agreement with the Chief Operating Officer amounted to $79, and $84, respectively.

The related expenses for the Company’s executive officers for the six months ended June 30, 2013 and 2014 were $246 and $286, respectively, and are included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations. As of December 31, 2013 and June 30, 2014, Star Bulk had an outstanding payable balance of $111 and $71 respectively, with its Management and Directors, representing unpaid fees for their participation in the Board of Directors of the Company and the other special committees of the Board of Directors. The related expenses of Non-executive directors for the six months ended June 30, 2013 and 2014 amounted to $51 and $71, respectively and are included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

(c)	Combine Marine Ltd., or Combine Ltd.: On January 1, 2012, Starbulk S.A., entered into a one year lease agreement for office space with Combine Ltd., a company controlled by one of the Company’s directors, Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, children of the Company’s Chairman, Mr. Petros Pappas. The lease agreement provides for a monthly rental of €2,500 (approximately $3.4, using the exchange rate as of June 30, 2014, which was $1.37 per euro). On January 1, 2013, the agreement was renewed and unless terminated by either party, it will expire in eleven years. The related expense for the rent for the six months ended June 30, 2013 and 2014 was $20 and $21, respectively, and is included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations. As of December 31, 2013 and as of June 30, 2014, the Company had an outstanding receivable of $1 and nil, respectively, with Combine Marine Ltd.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(d)	Oceanbulk Maritime S.A., or Oceanbulk: Oceanbulk Maritime S.A., is a ship management company and is controlled by one of the Company’s directors, Mrs. Milena-Maria Pappas. During the six months ended June 30, 2013, the Company paid to Oceanbulk a brokerage commission of $90 relating to the sale of the vessel Star Sigma.

On November 25, 2013, Company’s Board of Directors approved to pay Oceanbulk Maritime S.A. a commission fee relative to the negotiations with the shipyards on the construction of the Company’s contracted newbuilding vessels (Note 6). The agreement is to pay a commission of 0.5% of the shipbuilding contract price for the two newbuilding Capesize vessels and the three newbuilding Newcastlemax vessels and a flat fee of $200 per vessel for the four newbuilding Ultramax vessels. For the respective nine newbuilding vessels the total commission will amount to $2,077. The commission has been agreed to be paid in four equal installments, the first two installments will be paid in cash and the remaining two installments will be paid with the issuance of common shares. The first and the second installment of $519 each were paid in cash in December 2013 and in April 2014, respectively. The total amount of $1,038 was capitalized and is included in the “Advances for vessel under construction and acquisition of vessels” in the accompanying consolidated balance sheets. The last two installments, to be paid with the issuance of common shares are due in June 2015 and in April 2016, respectively.

On March 22, 2014, Starbulk S.A. entered into an agreement with Oceanbulk, under which, the Company provides certain management services including crewing, purchasing, arranging insurance, vessel telecommunications and Master general accounts supervision, to the vessels which are under the management of Oceanbulk. Pursuant to the terms of this agreement, Starbulk S.A. received a fixed management fee of $0.17 per day, per vessel, which as of June 1, 2014, was changed to $0.11 per day, per vessel, based on an addendum signed on May 22, 2014. As of June 30, 2014, the Company provided the respective services to six dry bulk carrier vessels. The related income for the six months ended June 30, 2014, was $93 and is included under “Management fee income” in the accompanying unaudited interim condensed consolidated statement of operations. As of December 31, 2013 and June 30, 2014, the Company had an outstanding receivable of $9 and $176, respectively, with Oceanbulk.

(e)	Managed vessels of Oceanbulk Shipping LLC: Oceanbulk Shipping LLC is a company minority owned by one of the Company’s directors, Mrs. Milena-Maria Pappas. Starbulk S.A. has entered into vessel management agreements with Maiden Voyage LLC, Premier Voyage LLC, OOCAPE1 Holdings LLC, Sea Cape Shipping LLC, Sky Cape Shipping LLC, Glory Supra Shipping LLC, Pacific Cape Shipping LLC, Global Cape Shipping LLC, Majestic Shipping LLC, Nautical Shipping LLC, Mineral Shipping LLC and Grain Shipping LLC, entities owned and controlled by Oceanbulk Shipping LLC. Pursuant to the terms of these agreements, Starbulk S.A. receives a fixed management fee of $0.75 per day, per vessel. The related income for the six months ended June 30, 2013 and 2014, was $272 and $1,299, respectively, and is included under “Management fee income” in the accompanying unaudited interim condensed consolidated statement of operations. As of December 31, 2013, and as of June 30, 2014, the Company had an outstanding receivable of $420 and $1,752, respectively, and an outstanding liability of $390 and $1,328, respectively, with the companies owned and controlled by Oceanbulk Shipping LLC.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(f)	Product Shipping & Trading S.A.: Product Shipping & Trading S.A. is controlled by family members of the Company’s Chairman, Mr. Petros Pappas. On June 7, 2013, Starbulk S.A. entered into an agreement with Product Shipping & Trading S.A., a Marshall Islands company, under which, the Company provides certain management services including crewing, purchasing and arranging insurance to the vessels which are under the management of Product Shipping & Trading S.A. Pursuant to the terms of this agreement, Starbulk S.A. receives a fixed management fee of $0.13 per day, per vessel. In October, 2013 the Company decided to gradually cease providing the above mentioned services to the vessels managed by Product Shipping & Trading S.A., except for arranging insurance services, and, as a result, the management fee decreased to $0.02 per day, per vessel. As of June 30, 2014, the Company provided insurance services for 17 product tankers. The related income for the six months ended June 30, 2013 and 2014 was $40 and $62, respectively, and is included under “Management fee income” in the accompanying unaudited interim condensed consolidated statement of operations. As of December 31, 2013 and June 30, 2014, the Company had an outstanding receivable of $56 and $25, respectively, with Product Shipping & Trading S.A.

(g)	Merger Agreement with Oceanbulk: On June 16, 2014, the Company entered into an Agreement and Plan of Merger, (as amended from time to time, the “Merger Agreement”) among Oceanbulk, Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company (“Pappas Holdco Merger Sub” and together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree and, Millennia, pursuant to which Oaktree and Millennia would merge with and into one of the Merger Subs (the “Merger”), with the Merger Subs continuing as the surviving companies and wholly-owned subsidiaries of the Company.

The Merger Agreement also provided for the acquisition (the “Heron Transaction”) by the Company of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta. The Merger Agreement provided that the Company would issue 2,115,706 of its common shares into escrow as consideration for the Heron Vessels, which common shares will be released from escrow when Heron distributes its vessels to its equity holders, whereupon the two Heron Vessels will be transferred to the Company.

4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	June 30, 2014
Lubricants	$1,726	$2,099
Bunkers	—	3,128

Total	$1,726	$5,227

5.	Vessels and Other Fixed Assets, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	June 30, 2014
Cost
Vessels	$481,086	$541,141
Other fixed assets	1,083	1,433

Total Cost	482,169	542,574

Accumulated Depreciation	(155,495)	(165,272)

Vessels and other fixed asset, net	$326,674	$377,302

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.	Vessels and Other Fixed Assets, Net – (continued):

Vessels acquired / disposed during the six month period ended June 30, 2013

On March 14, 2013, the Company entered into an agreement with a third party to sell the Star Sigma, for a contracted price of $9,044 less address commission of 3% and brokerage commission of 2%. The vessel was delivered to its purchasers on April 10, 2013. The net carrying amount of Star Sigma as of the date of its delivery was $8,354, and the resulting loss of $81 is included under “Loss on sale of vessel” in the accompanying unaudited interim condensed consolidated statement of operations for the six month period ended June 30, 2013.

No vessel acquisitions took place in the six month period ended June 30, 2013.

Vessels acquired / disposed during the six month period ended June 30, 2014

On January 24, 2014, the Company entered into two agreements to acquire from Glocal Maritime Ltd, or “Glocal”, an unaffiliated third party, two 98,000 dwt Post Panamax vessels, Star Vega and Star Sirius, built 2011, for an aggregate purchase price of $60,000. The vessels Star Vega and Star Sirius, were delivered to the Company on February 13, 2014 and March 7, 2014, respectively. The vessels, upon their delivery, were chartered back to Glocal for a daily rate of $15 less brokerage commission of 1.25% until at least June 2016.

No vessel disposals took place in the six month period ended June 30, 2014.

6.	Advances for Vessels Acquisitions:

	December 31, 2013	June 30, 2014
Pre-delivery Yard installments	$66,780	$66,780
Bareboat capital leases – upfront hire & handling fees	—	12,012
Capitalized interest and finance costs	633	1,885
Other capitalized costs (Note 3)	519	1,117

Total	$67,932	$81,794

On July 5, 2013, Star Bulk through two wholly-owned subsidiaries, Star Cape I LLC and Star Cape II LLC, contracted with Shanghai Waigaoqiao Shipbuilding Co. Ltd., or SWS, shipyard to build two 180,000 dwt eco-type, fuel efficient Capesize dry bulk vessels, Hull 1338 and Hull 1339.

On September 23, 2013, Star Bulk through two wholly-owned subsidiaries, Star Castle I LLC and Star Castle II LLC, contracted with SWS, to build two 208,000 dwt eco-type, fuel efficient Newcastlemax dry bulk vessels, Hull 1342 and Hull 1343

On September 27, 2013, Star Bulk through three wholly-owned subsidiaries, Star Axe I LLC, Star Axe II LLC and Star Ennea LLC, contracted with Nantong COSCO KHI Ship Engineering Co., or NACKS, shipyard to build two 61,000 dwt eco-type, fuel efficient Ultramax dry bulk vessels, Hull NE 196 and Hull NE 197 and one 209,000 dwt eco-type, fuel efficient Newcastlemax dry bulk vessel, Hull NE 198.

On October 22, 2013, Star Bulk through two wholly-owned subsidiaries, Star Asia I LLC and Star Asia II LLC, contracted with Japan Marine United Corporation, or JMU, shipyard to build two 60,000 dwt eco-type, fuel efficient Ultramax dry bulk vessels, Hull 5040 and Hull 5043.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.	Advances for Vessels Acquisitions – (continued):

The total aggregate contracted price for all nine newbuilding vessels is $367,400 plus agreed extras costs of $3,314, payable in periodic installments up to their deliveries. During the year ended December 31, 2013, and for the six month period ended June 30, 2014, the Company paid advances to the shipyards amounting to $66,780.

On February 17, 2014, the Company entered into agreements, or the “Bareboat Charters”, with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of SWS, to bareboat charter for ten years, two fuel efficient newbuilding Newcastlemax dry bulk vessels, Hull 1372 and Hull 1371, or the “CSSC Vessels”, each with a cargo carrying capacity of 208,000 dwt, which are under construction. The vessels are being constructed pursuant to shipbuilding contracts entered into between two pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. An amount of $47,200 and $46,400, respectively, for the construction cost of each vessel will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR rate payable every six months. In addition, the Company will pay for Hull 1371 an installment of $300 plus an additional amount of $378 per vessel for agreed extra costs. In addition, the Company is also obliged to pay an amount of $936 representing handling fees in two installments. The first installment of $462 was paid upon the signing of the Bareboat Charters, and the second installment is due in one year. Under the terms of the Bareboat Charters, the Company has the option to purchase the CSSC Vessels at any time, such option exercisable on a monthly basis against a predetermined, amortizing balance payment whilst it has a respective obligation of purchasing the vessels at the expiration of the bareboat term. Upon the earlier of the exercise of the purchase options or the expiration of the Bareboat Charters, the Company will own the CSSC Vessels.

Based on ASC Topic 840, the Company determined that the bareboat charters should be classified as capital leases. In addition, based on the lease agreement provisions, the Company is deemed to have substantially all of the construction period risk and therefore is considered the owner of the vessels during the construction period. Therefore the amount of $12,012 paid during the six months ended June 30, 2014, representing the first installment of upfront hire and the handling fees for the two newbuilding vessels, has been capitalized and is included under “Advances for vessel acquisitions” in the accompanying unaudited consolidated balance sheets.

Each of the above Bareboat Charters is considered a sales type lease and will be accounted for as a sale and leaseback transaction upon the delivery of each newbuilding to the Company and the beginning of the lease term. At that time the financial liability and the financial asset will be recognized in accordance with the applicable capital lease accounting guidance.

The amounts of $67,932 and $81,794 are included in “Advances for vessel acquisitions” in the accompanying consolidated balance sheets, and represent amounts paid to shipyards for newbuilding vessels, upfront hire payments and handling fees payments for the bareboat charters, capitalized interest and finance costs and other capitalized costs, as analyzed in the table in this Note.

7.	Fair value of Above Market Acquired Time Charters:

The amortization of fair value of above-market acquired time charters related to the vessels Star Big and Star Mega, which were acquired in 2011, amounted to $3,150 and $3,149 for the six months ended June 30, 2013 and 2014, respectively, and is included under “Voyage revenues” in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7. Fair value of Above Market Acquired Time Charters – (continued)

The estimated aggregate amortization expense of the above market acquired time charters until their expiration is analyzed as follows:

Twelve month periods ending	Amount
June 30, 2015	$3,525
June 30, 2016	1,304

Total	$4,829

8.	Long-term Debt:

Details of the Company’s loan and credit facilities are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2013, included in the Company’s annual report on Form 20-F, except for two new loan agreements signed during the six months ended June 30, 2014, as noted below:

a)	HSH Nordbank AG $35,000 facility:

On February 6, 2014, the Company entered into a new $35,000 secured term loan agreement with HSH Nordbank AG. The borrowing under this new loan agreement is used to partially finance the acquisition of the vessels Star Challenger and Star Fighter, which also provide the security for this loan agreement. Under this senior secured credit facility, the wholly-owned subsidiaries that own these two vessels are the borrowers, and the Company is the corporate guarantor. This senior secured credit facility will mature in February 2021 and is repayable in 28 consecutive quarterly installments, which commence in May 2014 and amount to $312.5 and $291.7, and a final balloon payment of $8,750 and $9,332.4, payable together with the last installments, for Star Challenger and Star Fighter respectively. This senior secured credit facility bears interest at LIBOR plus a margin of 3.25%.

This loan agreement contains financial and other customary covenants, under which the Company, as corporate guarantor, shall ensure the following : (i) the market value adjusted leverage ratio shall not be greater than 75%, (ii) a ratio of EBITDA to interest expense, no less than 2.0:1.0, (iii) minimum liquidity of $500 shall be maintained for each of the Company’s vessels, (iv) a minimum market adjusted net worth shall not be less than $100,000, (v) an actual pledged amount of $300 shall be maintained per mortgaged vessel (the “ Mandatory Minimum Amount”), and (vi) an additional actual pledged amount of $600 shall be maintained per vessel (the “Additional Liquidity Amount”), in case there is no time charter employment in place (as defined in the loan agreement) on the drawdown date. The respective amounts pledged will be gradually reduced by $150 per annum per vessel on each anniversary of the drawdown date with respect to the relevant vessel. The borrowers may not pay any dividends or make similar distributions if breach of covenant and/or event of default or will occur after such dividend or distribution. This senior secured credit facility also requires the borrowers to maintain an aggregate charter-free fair market value of Star Challenger and Star Fighter of at least 125% of the amount outstanding including the Mandatory Minimum Amount and excluding the Additional Liquidity Amount.

As of December 31, 2013 and June 30, 2014, the Company had outstanding borrowings of $0 and $34,396, respectively, under this loan agreement.

b)	Deutsche Bank AG $39,000 facility:

On March 14, 2014, the Company entered into a new $39,000 secured term loan agreement with Deutsche Bank AG. The borrowings under this new loan agreement were used to partially finance the two Post Panamax vessels, Star Sirius and Star Vega, which are the collateral for this facility. Under this secured credit facility, the wholly-owned subsidiaries that own these two vessels are the borrowers, and the Company is the corporate guarantor. This senior secured credit facility consists of two tranches of $19,500 each. This senior secured credit facility will mature in March 2021. Each tranche is repayable in 28 consecutive installments of $390 each which commence in June 2014 and a final balloon payment of $8,580. Both tranches bear interest at LIBOR, plus a margin of 3.35%.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.	Long-term Debt – (continued):

This loan agreement contains financial and other covenants under which the Company, as the corporate guarantor, shall maintain the following: (i) a market value adjusted leverage ratio of not greater than 70%; (ii) a minimum market adjusted net worth of not less than $100,000; (iii) a minimum interest coverage ratio of not less than 2.0:1.0; (iv) minimum liquidity of $500 per vessel for each of the Company’s vessels; (v) an actual pledged amount of $500 for each mortgaged vessel under this credit facility; and (vi) a minimum fair market value of the vessels plus the pledged amount of cash of no less than 130% of the outstanding amount under that facility. In addition, the borrowers will not pay any dividends or make similar distributions if the Company is in breach of a covenant and/or an event of default exists or will occur after such dividend or distribution.

As of December 31, 2013 and June 30, 2014, the Company had outstanding borrowings of $0 and $38,220, respectively, under this loan agreement.

The principal payments required to be made after June 30, 2014, for all outstanding debt, are as follows:

Twelve month periods ending	Amount
June 30, 2015	$29,250
June 30, 2016	41,252
June 30, 2017	82,257
June 30, 2018	9,477
June 30, 2019	46,714
June 30, 2020 and thereafter	44,932

Total	$253,882

As of June 30, 2014, the Company was in compliance with the amended financial and other covenants contained in its loan agreements.

At June 30, 2014, all of the Company’s vessels, having a net carrying value of $376,643, are first-priority mortgaged as collateral to its loan facilities.

Interest expense for the six month periods ended June 30, 2013 and 2014, amounted to $3,455, and $2,684, respectively, amortization of deferred finance fees amounted to $292 and $284, respectively, and other finance fees amounted to $47 and $89, respectively, and are included under “Interest and finance costs” in the accompanying unaudited interim condensed consolidated statements of operations as of June 30, 2013, and 2014, respectively.

9.	Preferred, Common Stock and Additional Paid in Capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of June 30, 2014 the Company has not issued any preferred stock.

Common Stock: Until 2009, Star Bulk was authorized to issue 100,000,000 registered common shares, par value $0.01. On November 23, 2009 at the Company’s annual meeting of shareholders, the Company’s shareholders voted to approve an amendment to the Amended and Restated Articles of Incorporation increasing the number of common shares that the Company was authorized to issue from 100,000,000 registered common shares, par value $0.01 per share, to 300,000,000 registered common shares, par value $0.01 per share.

Each outstanding share of the Company’s common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the Company’s Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company’s securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

10.	Other Operational Gain:

Other operational gain for the six month period ended June 30, 2013, totaled $1,647 and represented non-recurring revenue of $1,250 from the settlement of a commercial claim and a gain from hull & machinery claim of $397. For the six month period ended June 30, 2014, other operational gain totaling $407 consisted of a gain from a hull and machinery claim of $237 and a $170 rebate from Company’s previous manning agent.

11.	Other Operational Loss:

On September 29, 2010, the Company agreed with a third party to sell a 45% interest in the future proceeds related to the recovery of certain of the commercial claims against a consideration of $5,000. During the six month period ended June 30, 2013, an expense amounted to $562 incurred by the Company towards the third party based on the agreement mentioned above. The expense of $562 was incurred in connection to the settlement amount of $1,250, described in Note 10 “Other Operational Gain”, above. This amount is presented in “Other operational loss” in the accompanying unaudited interim condensed consolidated statement of operations for the period ended June 30, 2013. Other operational loss for the six month period ended June 30, 2014, amounted to $94.

12.	Earnings / Loss per Share:

All shares issued (including the restricted shares issued under the Company’s equity incentive plan) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed.

The Company calculates basic and diluted earnings per share as follows:

	Six month period ended June 30,
	2013	2014
Income:
Net income / (loss)	$1,964	$(3,870)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	5,414,998	28,973,621

Basic earnings/ (loss) per share	$0.36	$(0.13)

Effect of dilutive securities:
Dilutive effect of non-vested shares	28,641	—
Weighted average common shares outstanding, diluted	5,443,639	28,973,621

Diluted earnings / (loss) per share	$0.36	$(0.13)

The weighted average diluted common shares outstanding for the six month period ended June 30, 2013 includes the effect of 28,641 shares being the number of incremental shares assumed to be issued under the treasury stock method and 6,807 shares has been excluded from this calculation due to their anti-dilutive effect. For the six month period ended June 30, 2014, and on the basis that the Company incurred a net loss, the effect of 412,834 non- vested shares would be anti-dilutive; therefore basic equals diluted loss per share.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Equity Incentive Plan:

On March 21, 2013, the Company’s Board of Directors adopted the 2013 Equity Incentive Plan (the 2013 Plan) and reserved for issuance 240,000 common shares thereunder. The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire an interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company. As of June 30, 2014, all of the respective shares have been granted and vested.

On March 21, 2013, 239,333 restricted common shares were granted to certain directors, officers, employees of the Company, the respective shares were issued on September 11, 2013, and vested on March 21, 2014. Additionally, on the same day, 12,000 restricted common shares were granted to the Company’s former director Mr. Espig, the respective shares vested immediately and were issued on June 27, 2013. The fair value of each share was $6.46 and was determined by reference to the closing price of the Company’s common stock on the grant date.

On February 20, 2014, the Company’s Board of Directors adopted the 2014 Equity Incentive Plan (the 2014 Plan) and reserved for issuance 430,000 common shares thereunder. The terms and conditions of the 2014 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans.

On February 20, 2014, 394,167 restricted common shares were granted to certain directors, officers, employees of the Company, the respective shares will vest on March 20, 2015. Additionally, on the same day, 8,000 restricted common shares were granted to two Company’s directors Mr. Softeland and Mr. Erhardt, which vested immediately. The fair value of each share was $10.86, based on the closing price of the Company’s common stock on the grant date. The respective shares were issued in May 2014 along with 9,333 common shares to the Company’s Chief Executive Officer, representing the first installment of his minimum guaranteed incentive award in accordance with his consultancy agreement dated May 3, 2013.

All non-vested shares vest based on upon the grantee’s continued service as an employee of the Company, or as a director until the applicable vesting date. The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, although, the issued and non-vested shares pay dividends as declared. The dividends of these shares are forfeitable.

The Company estimates that there will be no forfeitures of non-vested shares. The shares which are issued in accordance with the terms of the Company’s equity incentive plans remain restricted until they vest. For the six month periods ended June 30, 2013 and 2014, stock based compensation cost was $600 and $1,903, respectively, and is included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Equity Incentive Plan – (continued):

A summary of the status of the Company’s non-vested shares as of June 30, 2014 and the movement during the year ended December 31, 2013 and the six month period ended June 30, 2014, is presented below.

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	18,667	$36.75
Granted	279,333	6.43
Vested	(21,333)	19.71

Unvested as at June 30, 2013	276,667	$7.46

Unvested as at January 1, 2014	276,667	$7.46
Granted	402,167	10.86
Vested	(266,000)	7.65

Unvested as at June 30, 2014	412,834	$10.65

As of June 30, 2014, there was $2,917 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Equity Incentive Plans. The cost is expected to be recognized over a weighted-average period of 0.74 years.

14.	Commitments and Contingencies:

a)	Future minimum contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts net of address commission which amounted to $657, as of June 30, 2014, will be:

Twelve month periods ending	Amount*
June 30, 2015	$24,419
June 30, 2016	14,541
June 30, 2017	765
June 30, 2018	—
June 30, 2019	—
June 30, 2020 and thereafter	—

Total	$39,725

(*)	These amounts do not include any assumed off-hire except for the scheduled dry-docking intermediate and special surveys of the vessels.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.	Commitments and Contingencies – (continued):

b)	Contractual obligations

The following table sets forth the Company’s contractual obligations and their maturity as June 30, 2014.

	Twelve month periods ending June 30,
	Total	2015	2016	2017	2018	2019	2020 and thereafter
Shipbuilding contracts & agreed extra costs	$303,934	$81,747	$222,187	$—	$—	$—	$—
Bareboat capital leases - upfront hire & handling fees	13,080	12,024	1,056	—	—	—	—
Bareboat commitments charter hire(1)	124,739	—	6,588	9,266	9,249	9,232	90,404

Total	$441,753	$93,771	$229,831	$9,266	$9,249	$9,232	$90,404

(1)	The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 6-month Libor rate of 0.327%, as of June 30, 2014 (please refer to Note 6).

c)	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, for which it has not accrued for, requiring disclosure in the accompanying unaudited interim condensed consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the board of directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its condensed consolidated financial statements.

15.	Fair value measurements:

ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.	Fair value measurements – (continued):

Fair value on a recurring basis:

Interest rate swaps

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities. The Company’s interest rate swaps did not qualify for hedge accounting, and therefore resulting gains or losses are recognized in the accompanying unaudited interim condensed consolidated statements of operations.

In June 2013, the Company entered into two interest rate swap agreements of $26,840 and $28,628 notional amount, which will be effective by November and August 2014, respectively, and mature in August and November 2018, respectively.

On April 28, 2014, the Company entered into two interest rate swap agreements to fix forward 50% of its floating interest rate liabilities for the $35,000 loan facility with HSH Nordbank AG (see Note 8 a)), which will be in effect by September 30, 2014 and mature in September 2018 respectively. Under the terms of the interest rate swap agreements, the Company will be paying on a quarterly basis a fixed rate of 1.765% per annum, while receiving a variable amount equal to the three month U.S. LIBOR rate, both applied on the notional amount of the swaps outstanding at each settlement date.

As of December 31, 2013, the Company had two interest rate swap transactions outstanding, and the Company had four interest rate swap transactions outstanding as of June 30, 2014.

The change in the fair market value of the respective swaps for the six month periods ended June 30, 2013 and 2014 resulted in a gain of $438 and in a loss of $819, respectively and are included in “Gain / (loss) on derivative financial instruments, net” in the accompanying unaudited interim condensed consolidated statement of operations.

	Six month period ended June 30,
	2013	2014
Gain/(loss) on interest rate swaps	$438	$(819)

	$438	$(819)

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.	Fair value measurements – (continued):

Fair value on a recurring basis – (continued):

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs that are not corroborated by market data

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2013 and June 30, 2014.

	Significant Other Observable Inputs (Level 2)
	December 31, 2013	June 30, 2014
ASSETS
Interest rate swaps - asset position	$91	$—

Total	$91	$—

LIABILITIES
Interest rate swaps - liability position	$—	$728

Total	$—	$728

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and non-current restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as of June 30, 2014.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.	Subsequent Events:

On July 3, 2014, the Company received a notice of termination of the management agreement for the vessel Marto, one of the third-party owned vessels under the Company’s management. The management agreement was terminated upon the vessel’s delivery to its new managers, on August 20, 2014. The Company is entitled to receive management fees for a period of three months following the termination date, in accordance with the terms of the management agreement.

On July 11, 2014, the Company completed a transaction that resulted in the acquisition of Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers”, and, together with Oceanbulk Shipping, “Oceanbulk”) from Oaktree Dry Bulk Holdings LLC (including affiliated funds, “Oaktree”) and Millennia Holdings LLC (“Millennia Holdings”, and together with Oaktree, the “Sellers”) through the merger of the Company’s wholly-owned subsidiaries into Oceanbulk’s holding companies (the “Merger”). Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding fuel-efficient Eco-type dry bulk vessels (one of which, Peloreus was delivered on July 22, 2014) at shipyards in Japan and China. Millennia Holdings is an entity that is affiliated with the family of Mr. Petros Pappas, who became the Company’s Chief Executive Officer in connection with the Merger.

The agreement governing the Merger also provided for the acquisition (the “Heron Transaction”) by the Company of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability the Company incorporated in Malta. The Company issued 2,115,706 of its common shares into escrow as consideration for the Heron Vessels. The common shares will be released from escrow to the Sellers at the time Heron distributes its vessels to its equity holders, whereupon the two Heron Vessels will be transferred to the Company, and the Company expects to pay $25,000 in cash (for which it may seek financing).

In addition, concurrently with the Merger, the Company completed a transaction (the “Pappas Transaction”), in which it acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Pappas (the “Pappas Shareholders”). The Pappas Companies owned and operated a dry bulk carrier vessel (Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 (tbn Indomitable). The Merger, the Heron Transaction and the Pappas Transaction are referred to, together, as the “July 2014 Transactions”.

A total of 54,104,200 of the Company’s common shares were issued to the various selling parties in the July 2014 Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 were issued to the Pappas Shareholders. As a result, Oaktree became the beneficial owner of approximately 61.3% of the Company’s outstanding common shares, and the Pappas Shareholders became the beneficial owners of approximately 12.6% of the Company’s outstanding common shares.

In July 2014 and in connection with the July 2014 Transactions, the Company’s Board of Directors, or the Board, increased the number of directors constituting the Board to nine and, following the resignation of Mrs. Milena - Maria Pappas, appointed Mr. Rajath Shourie and Mses. Emily Stephens and Renee Kemp and Mr. Stelios Zavvos pursuant to the terms and subject to the conditions of the July 2014 Transactions.

During July 2014, the Company obtained the consent of the various relevant lenders to complete the July 2014 Transactions.

In July 2014 and in connection with the July 2014 Transactions, Mr. Petros Pappas was appointed Chief Executive Officer, Mr. Hamish Norton was appointed President, Mr. Christos Begleris was appointed Co-Chief Financial Officer, Mr. Nicos Rescos was appointed Chief Operating Officer, and Sophia Damigou was appointed Co-General Counsel. Mr. Spyros Capralos resigned as Chief Executive Officer and will remain the Company’s Chairman and Zenon Kleopas will continue as the Company’s Executive Vice President – Technical Operations.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.	Subsequent Events – (continued):

As a result of the July 2014 Transactions, the Company assumed an additional $208,237 aggregate principal amount of vessel financing, all of which is secured by the vessels financed, some of which is guaranteed either by the Company or by certain of its subsidiaries. All of the vessel financing agreements have various negative and financial maintenance covenants. In addition, the Company also assumed bareboat charters with respect to four newbuilding vessels being built at New Yangzijiang and five newbuilding vessels being built at SWS.

Of the $208,237 aggregate principal amount of vessel financing that the Company assumed, $20,000 is outstanding under a facility (the “Dioriga Facility”) provided by HSBC Bank plc to Dioriga Shipping Co. (“Dioriga”) to partially finance the construction cost of Tsu Ebisu, which was delivered in April 2014. The Company assumed the Dioriga Facility when it purchased all of the outstanding equity of Dioriga in the Pappas Transaction. The Dioriga Facility will mature in March 2019 and will be repayable in 20 quarterly installments of $350 each, commencing three months after the drawdown, plus a balloon payment of $13,000 due together with the last installment. The loan bears interest at LIBOR plus a margin of 3.2% per annum (as long as ACR exceeds 143%) or 4.30% per annum (if ACR falls below 143%). The Dioriga Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments. The Dioriga Facility includes certain negative covenants, including covenants against (i) changes in the management or legal or beneficial ownership of Dioriga and (ii) encumbrance on the assets of Dioriga. The Dioriga Facility includes the following financial maintenance covenants:

•	a market value of the vessel to loan (including interest rate swap exposure) ratio to exceed 130%; and

•	minimum liquidity to exceed $700, to be maintained in an account with HSBC Bank plc.

On July 11, 2014, 15,000 common shares were granted to the Company’s directors, Mr. Softeland and Mr. Schmitz, and vested on the same date. The Company plans to issue the shares in connection with these grants during the third quarter of 2014.

On July 16, 2014, the Company executed a binding term sheet with NIBC Bank N.V. (the “NIBC Facility”) for financing an aggregate amount of $32,000, which will be available in two tranches of $16,000, to partially finance the construction cost of two Ultramax bulk carriers currently under construction by Japan Marine United Corporation (Hulls HN 5040, tbn Star Acquarius and HN 5043, tbn Star Pisces), with expected delivery in June 2015 and September 2015, respectively. Execution of the definitive agreements relating to this facility is scheduled on or before September 15, 2014. The facility will mature six years after the signing date. Each tranche is expected to be drawn with the delivery of the relevant vessel and will be repayable in consecutive quarterly installments of $268, commencing three months after the drawdown, plus a balloon payment of $10,650, for HN 5040, and $10,918, for HN 5043, both due in September 2020. The NIBC Facility will bear interest at LIBOR plus a margin of 2.80% per annum. It will be secured by a first priority cross collateralized mortgage over the financed vessels and general and specific assignments and will be guaranteed by the Company. The definitive agreements of the NIBC Facility will contain negative and financial covenants customary for facilities of this type.

On July 22, 2014, Peloreus, a Capesize vessel with a capacity of 182,000 dwt, was delivered to us by JMU. The delivery installment payment of $34,625 was partially financed by $32,500 drawn under a loan facility with Deutsche Bank AG, and the remaining amount of $2,125 was financed by existing cash.

In July, 2014, Positive Shipping Company executed a binding term sheet with BNP Paribas (the “BNP Facility”) for financing an amount of $32,500 to partially finance the construction cost of its Capesize bulk carrier currently under construction by Japan Marine United Corporation (Hull HN 5016, tbn Indomitable), with expected delivery in October 2014. Execution of the definitive agreement relating to this facility is scheduled on or before September 30, 2014. The facility is expected to be drawn with the delivery of the vessel and will be repaid in 20 equal, consecutive, quarterly principal payments of $537.5 each with the first becoming due and payable three months from the drawdown date together with a balloon installment of $21,750 payable simultaneously with the 20th installment. The BNP Facility will bear interest at LIBOR plus a margin of 2.50% per annum. It will be secured

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

by a first priority mortgage over the financed vessel and general and specific assignments and will be guaranteed by the Company. The definitive agreement of the BNP Facility will contain negative and financial covenants customary for facilities of this type.

On August 4, 2014, pursuant to a termination agreement between the Company and Mr. Spyros Capralos, former Chief Executive Officer and current Non-Executive Chairman, dated July 31, 2014, the Company made a severance payment of 168,842 common shares and €644,000 of cash to Mr. Capralos.

In August 2014, the Company entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”), pursuant to which the Company will acquire 34 dry bulk carrier vessels, consisting of six Capesize vessels, 14 sistership Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (collectively, the “Excel Vessels”) for an aggregate of 29,917,312 common shares (the “Excel Vessel Share Consideration”) and $288,391 in cash. The Excel Vessels will be transferred to the Company in a series of closings, on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes are discharged. In the case of three Excel Vessels (Christine (tbn Star Martha), Sandra (tbn Star Pauline) and Lowlands Beilun (tbn Star Despoina)) which are being transferred subject to existing charters, the Company will receive the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although no liabilities and other assets of such vessel-owning subsidiaries will be transferred). The Company expects to complete all of the Excel Vessel closings by the end of 2014.

Entities affiliated with Oaktree (the “Oaktree Excel Investors”) and entities affiliated with Angelo, Gordon & Co. (the “Angelo, Gordon Excel Investors”) are holders of 48.1% and 24.3%, respectively, of the outstanding equity of Excel. The Excel Transactions were approved by the disinterested members of the Company’s board of directors, based upon the recommendation of a transaction committee of disinterested directors, which considered the Excel Transactions on the Company’s behalf in coordination with the Company’s management team. The total consideration was determined based on the average of three vessel appraisals by independent vessel appraisers.

At the transfer of each Excel Vessel, the Company will pay the cash and share consideration for such Excel Vessel to Excel. The Company expects to use cash on hand, together with borrowings under a new $231,000 secured bridge loan facility (the “Excel Vessel Bridge Facility”) extended to the Company by entities affiliated with Oaktree and entities affiliated with Angelo, Gordon & Co. to fund the cash consideration for the Excel Vessels. Excel will use the cash consideration to cause an amount of outstanding indebtedness under its senior secured credit agreement to be repaid, such that all liens and obligations with respect to the transferred Excel Vessels (or vessel-owning subsidiary) are released upon the transfer to the Company. The Company has been informed that Excel expects to distribute the Excel Vessel Share Consideration to its equity holders, including the Oaktree Excel Investors and the Angelo, Gordon Excel Investors.

The Company refers to the foregoing transactions relating to the acquisition of the Excel Vessels as the “Excel Transactions”, and the Company refers to the Excel Transactions and the July 2014 Transactions as the “Transactions”.

A total of 54,104,200 of the Company’s common shares were issued to the various selling parties in the July 2014 Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 shares were issued to the owners of the Pappas Companies and Millennia Holding. After the July 2014 Transactions, Oaktree was the beneficial owner of approximately 61.3% of the Company’s outstanding common shares, and the Pappas Shareholders were the beneficial owners of approximately 12.6% of the Company’s outstanding common shares.

Giving effect to the completion of the Excel Transactions (which we expect to occur by the end of 2014), and assuming the full distribution of the Excel Vessel Share Consideration to Excel’s equity holders, Oaktree will beneficially own 57.3% of the Company’s outstanding common shares, and the Angelo Gordon Investors will beneficially own 7.8% of the Company’s outstanding common shares. As a result of the issuance of the Excel Vessel Share Consideration, the Pappas Shareholders will beneficially own 9.3% of the Company’s outstanding common shares.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances), and the Pappas Shareholders are subject to a similar limitation under the Pappas Shareholders Agreement of 15% (subject to adjustment under certain circumstances). For more information regarding these voting limitations, see Exhibit 99.3 to this Report on Form 6-K.

As of September 5, 2014, five Excel Vessels had been delivered to the Company in exchange for 3,548,372 common shares and 3,678 of cash. As of the same date, there was $29,240 of outstanding borrowings under the Excel Vessel Bridge Facility.

On September 5, 2014, Oceanbulk Shipping, which is now a subsidiary of the Company as a result of the July 2014 Transactions, entered into a term sheet with ABY Group Holdings Limited (“ABY Group”) and Heron. The term sheet provides for the conversion of the existing convertible notes (the “Convertible Notes”) issued by Heron to Oceanbulk Shipping into 50% of the equity of Heron (with the remaining 50% of Heron’s equity to be held by ABY Group). Among other things, the term sheet contains customary governance provisions and provisions relating to the liquidation of Heron following the conversion of the Convertible Notes. Under the term sheet, as soon as practicable, Oceanbulk Shipping will receive as a distribution the ABYO Gwyneth and the ABYO Angelina (two Kamsarmax vessels of 82,790 dwt and 82,987 dwt, respectively), and ABY Group will receive as a distribution the ABYO Audrey (a Capesize vessel of 175,125 dwt) and the ABYO Oprah (a Kamsarmax vessel of 82,551 dwt). Subject to the lender’s approval, the remaining amount of debt under Heron’s existing credit facility (the “CiT Facility”), will be assigned to each equity holder based on the amount of the CiT Facility corresponding to the vessels being distributed to such equity holder. The conversion of the Convertible Notes is expected to occur during September 2014, as soon as all customary conditions precedent are satisfied.

As further discussed in the notes to the Company’s unaudited condensed combined pro forma financial statements contained in Exhibit 99.2 to this Report on Form 6-K, pursuant to the agreement governing the Merger, the Company expects the Sellers will remain as the ultimate beneficial owners of Heron until Heron is dissolved. In addition, upon the distribution of the Heron Vessels to its equity holders, the Company will be required to pay $25,000 in cash in respect of the debt secured by the Heron Vessels and instruct the escrow agent to release the 2,115,706 common shares held in escrow in order to acquire the two vessels distributed to Oceanbulk Shipping. The Company expects that the transfer of the two Heron Vessels will be completed within the second half of 2014.